
06033016

GENERAL MARITIME CORPORATION

ANNUAL REPORT 2005



% of Double-Hull Vessels
at Year End


100
55
60
'03
'04
'05

Average Age of Flee
at Year End


13.6
11.9
10.7
'03
'04
'05

Financial Highlights

(dollars in thousands)	2005	2004	2003	2002	2001
Net Voyage Revenues	$430,698	$583,336	$336,646	$145,567	$165,029
Direct vessel expenses	86,681	96,818	91,981	55,241	42,140
General & administrative	43,989	31,420	22,866	12,026	9,550
Depreciation & amortization	97,320	100,806	84,925	60,431	42,820
Other operating expenses	—	—	—	—	—
Write down of vessels	—	—	18,803	13,366	—
Net gain on sale of vessels	(91,235)	(6,570)	—	—	—
Operating income	293,943	360,862	119,561	4,769	70,519
Other expense (income)	52,668	7,901	—	—	3,006
Net interest expense	28,918	37,582	35,043	14,511	16,292
Net income (loss)	212,357	315,109	84,518	(9,742)	51,221
Earnings per share					
Basic	$ 5.71	$ 8.51	$ 2.29	$ (0.26)	$ 1.70
Diluted	5.61	8.33	2.26	(0.26)	1.70
Net cash provided by operations activities	249,614	363,238	178,112	43,637	83,442
EBITDA	338,595	453,767	204,486	65,200	110,333
Weighted average number of vessels	41.9	44	40.6	28.9	21.00
Fleet utilization	91.90%	96.00%	96.30%	95.00%	96.20%

Mission Statement

Utilizing its solid operational and financial infrastructure, General Maritime seeks to become the premiere choice for global seaborne oil transportation.

In accomplishing this mission, General Maritime will continue to provide outstanding customer service, enforce rigorous operational standards and maintain a steadfast commitment to safety and environmental protection.

Letter ·m the Chairman



Consistent with our past accomplishments as a public company, General Maritime maintained an intense focus on entering into value-creating transactions during 2005. The success that we have once again had in achieving this critical objective for shareholders reflects our goals of both unlocking value in the near term and strengthening the Company's future prospects. Specifically, the significant steps taken during the year have resulted in the Company redefining and transforming its fleet profile and capital structure, distributing sizeable dividends and initiating a share repurchase program. Making our success in 2005 even more impressive is the strong financial results we posted during the year.

Creating Near-Term Value through Dividends and Share Buybacks

Driven by the goal of unlocking value in the near-term, we implemented a unique dividend policy in January 2005. As a direct result of this decision, General Maritime distributed cumulative dividends of $4.86 per share to shareholders in 2005, underscoring the Company's significant earnings power even in a comparatively softer rate environment and with fewer vessels in operation.



A year of building

Value

Opportunity

In the spirit of creating shareholder value, we also initiated a $200 million share repurchase program. In executing this repurchase program, our focus has been on taking advantage of what we believe is the undervalued nature of our shares. In addition, we remained true to our goal of acting opportunistically for shareholders and are pleased that the vast majority of the shares repurchased in 2005 comprised a block and were repurchased at a discount to the price of the Company's common stock at the time of the transaction. With the near completion of the original $200 million share buy-back program, our Board granted management the authority to repurchase an additional $200 million worth of stock in February 2006, positioning the Company to continue to serve shareholders well in both the near and long term.

Monetizing the Value of Non-core Assets

General Maritime has continued to build its track record for identifying and entering into transactions that create value for shareholders and 2005 was no exception. During a period of strong asset prices, we acted decisively in order to monetize the value of our non-core assets. In total, we sold 17 single-hull and double-sided vessels in 2005. Building on this success, we entered into agreements to dispose of nine non-core OBO Aframax vessels in February 2006. Our vessel sales, which were entered into at compelling prices and are expected to produce proceeds of $688 million, enabled the company to capitalize on the strong second-hand market and realize a book gain of $138.1 million.

Further Modernizing the Fleet

General Maritime has prided itself on providing leading charterers with modern tonnage that meets exacting standards. In addition to monetizing the value of our non-core assets, the opportunistic vessel sales have served to further modernize our fleet and solidify our reputation in the industry. The considerable success we had further modernizing our fleet during 2005 and in February of 2006 has resulted in General Maritime owning and operating a fully double-hull fleet with a significantly improved age profile. Following the completion of our vessel sales and the delivery of two Suezmax newbuildings in 2006 and the two in 2008, the average age of General Maritime's fleet will be reduced to 7.5 years. General Maritime's significant success in improving the age profile of our fleet and eliminating the exposure to non-double-hull vessels bodes well for the Company to continue providing customers with quality tonnage that meets demanding internal and external standards.

Enhancing Balance Sheet Strength

Maintaining a strong balance sheet has been one of General Maritime's key distinctions and a core driver of the Company's past success since going public in 2001. The transactions we entered into during the year and in February 2006 have resulted in the Company further strengthening its balance sheet. Our goal once again is to create a strong platform for the future. Contributing to the Company's balance sheet strength is the $800 million revolving credit facility we entered into during 2005. Including the availability under the Company's $800 million revolving credit facility and taking into consideration the expected proceeds from all vessel sales contracted for as of February 2006, we expect that General Maritime will be substantially debt free and will have approximately $1 billion in funds to deploy for the future upon the closing of currently pending vessel sales.

In addition to enhancing the Company's financial strength, the flexibility inherent in the terms of the $800 million facility has enabled the Company to repurchase our senior notes on favorable terms. This has resulted in the Company generating an estimated savings (based on the difference between eliminated interest expenses and the aggregate repurchase premium) of $50 million to the call date of the senior notes of March 2008 and eliminating the restricted payments basket affecting dividend and share repurchases.

Outlook for 2006

General Maritime enters 2006 positioned to take advantage of the Company's significant financial flexibility and once again enter into value-creating transactions for its shareholders. In accomplishing this vital goal, we will continue to draw upon our past success as we look to effectively deploy the Company's ample liquidity.

To this end, we remain committed to continue to seek appropriate acquisition opportunities to grow our fleet and expand our industry leadership. General Maritime has a distinguished history of consolidating the industry and we expect to be disciplined in our pursuit of the right acquisitions that meet our strict criteria and best serve the Company and its shareholders. At the same time, we will continue to use our dividend policy and our recently increased share repurchase program in an effort to deliver value to shareholders.

During this exciting time for General Maritime, we are pleased to have entered what we believe will be a new period of growth for the Company. We continue to realize the sizeable benefits of our 2004 acquisition of the Soponata Group, and in March of 2006, we received the first of four Suezmax newbuildings we acquired from the company, the Genmar Harriet G. We look forward to receiving the second Suezmax newbuilding in September 2006. General Maritime remains well positioned to satisfy the oil transportation needs of our growing roster of customers while seeking transactions that unlock shareholder value in both the near term and long term.

In Appreciation of a Dedicated Team

I take great pride in General Maritime's accomplishment in 2005. These considerable accomplishments are a direct product of our team's hard work, discipline and strategic decision making. I would like to thank all our employees both at sea and ashore for their contributions as General Maritime transformed and redefined itself into both a stronger operator and a Company with an enhanced capital structure intended to provide on-going value to shareholders. I would also like to thank our shareholders and other supporters and look forward to sharing our future achievements with you.



Peter C. Georgiopoulos
Chairman, Chief Executive Officer and President
General Maritime Corporation

The past year was one in which we achieved important operational objectives. General Maritime's substantial operational accomplishments throughout the year served to redefine the Company, resulting in the acceleration of our fleet modernization efforts and the strengthening of our commercial position.

During 2005, we made significant progress further modernizing our fleet and are pleased to have continued these efforts into 2006. By opportunistically disposing of non-core single-hull, double-sided and OBO Aframax vessels, General Maritime has transformed the Company into an operator of a fully double-hull fleet, which we believe will allow us to operate more effectively under current international regulations and meet our own stringent internal standards. Taking into consideration all vessel sales in 2005 and those contracted for in February 2006, as well as the two Suezmax newbuildings to be delivered in 2006 and one in 2007 and one in 2008, the average age of our fleet will be reduced to 7.5 years. This success highlights General Maritime's ongoing commitment to providing customers with quality vessels that meet exacting requirements.

Complementing the modernization of our fleet in 2005 were the deliberate plans we implemented to further strengthen our commercial position. We appointed a new head of our Commercial department, a seasoned professional who has proven chartering leadership and strong relationships with charters, including major oil companies. Our ability to earn strong and improving rates on our double-hull Aframax and Suezmax vessels throughout the year was in part a result of the significant steps we have taken towards optimizing our commercial position.

During 2005, we also continued to focus on implementing cost control measures, which have contributed to once again reducing the company's daily direct vessel expenses for the year. Going forward, we expect that our success in modernizing our fleet will further this objective as we maintain a steadfast focus on optimizing our cost structure. Consistent with this initiative, our decision to close our technical office in Greece is expected to further streamline the company's operations based on our current fleet size.

General Maritime remains focused on meeting stringent operating standards for our customers and, with leading commercial and technical offices in New York, Lisbon and London, we believe we are well positioned to continue to do so. We are also committed to take advantage of the scalable



nature of our operations in order to accommodate any future growth. Our success in integrating our first of four Suezmax newbuildings in March 2006 underscores our continued efforts in this area.

General Maritime finished 2005 in what we consider to be a significantly stronger operational position. I would like to take the opportunity to acknowledge our global operations team for their hard work and dedication in achieving this important accomplishment. Their ongoing contribution during 2005 has served to further strengthen General Maritime's reputation in the industry and enhance its brand as a leading owner of quality tankers.



John P. Tavlarios
President and Chief Executive Officer
General Maritime Management LLC

General Maritime has historically strived to utilize its finance function to support the Company's near-term and long-term strategic initiatives. 2005 was another year in which we stayed true to this proven approach.

Following a thorough analysis of cash deployment options, General Maritime initiated an innovative dividend policy in January of 2005. This decision was made with the aim of providing shareholders with the opportunity to take advantage of the Company's significant earnings power and financial strength. We are pleased that this has happened according to our expectations. For 2005, we recorded diluted earnings per share of $5.61, enabling the Company to distribute dividends of $4.86 per share, equivalent to a 13.5% dividend yield based on the stock's closing price on February 22, 2006.

Complementing our success in returning value to shareholders through our dividend policy, we also implemented a $200 million share repurchase program in October 2005. In addition to open market share repurchases, we also looked for private transactions that would add value for shareholders. Highlighting this success was the fact that 4.2 million of the 5.1 million shares that we repurchased were concluded in a private transaction at a 2.4% discount to the closing price of the Company's common stock at that time.

During 2005, General Maritime significantly strengthened its balance sheet and capital structure and continued to make progress in this regard during the first quarter of 2006.

Upon the sale of our nine OBO Aframax vessels, we expect the Company will be substantially debt free and have significant liquidity. We believe that our liquidity position, which includes the Company's $800 million revolving credit facility, will provide General Maritime with a substantial amount of funds to deploy for the future.

Drawing on the flexible terms of the Company's $800 million credit facility, General Maritime purchased through a tender offer $226.5 million of its 10% senior notes at a price of $115.112. The transaction was net present value positive and enabled General Maritime to accomplish two primary objectives. First, through the retirement of high interest debt, General Maritime is generating an estimated savings (based on the eliminated interest expense) of $50 million to the call date of the senior notes of March 2008. Second, by amending the indenture through a consent solicitation, we have eliminated the restricted payments basket affecting dividend and share repurchases. This has allowed the Board to increase our share repurchase program by an additional $200 million.



Consistent with our focus on maintaining a high level of financial reporting standards, we worked diligently to continue to comply with Section 404 of the Sarbanes Oxley Act. On March 13, 2006, we completed our second certification process and are pleased to report that we continue to have effective financial controls.

I would like to thank our finance team for their dedication and commitment during the year. I look forward to working with all of you in the future during this important and pivotal time for General Maritime. Our accomplishments in 2005 will further benefit shareholders as we continue to seek additional value-creating transactions.

Jeffrey D. Pribor
Chief Financial Officer and Executive Vice President
General Maritime Corporation

The financial and administrative success we have had during the year has once again enabled the company to achieve important objectives related to the creation of both near-term and long-term shareholder value.

General Maritime entered 2005 with the financial strength and the commitment to return value to shareholders. We are pleased to have initiated a dividend policy and share buyback program, resulting in the Company accomplishing a near-term value-creating objective. Specifically, our dividend policy has resulted in the Company distributing cumulative dividends of $4.86 per share to shareholders. In addition, our $200 million share repurchase program has so far reduced shares outstanding by 11%.

Recognizing that our financial discipline had been a key driver in the Company entering into value-creating transaction in the past, we concentrated on further strengthening our balance sheet for the benefit of the Company and its shareholders. A core component of this success was the $800 million revolving credit facility that we entered into in October 2005. I would like to thank Nordea Bank Findland Plc, DnB Nor Bank ASA and HSH Nordbank AG for leading the facility. Their ongoing support highlights General Maritime's position as a world-class tanker company and our continued efforts to build our track record for delivering strong results to both customers and shareholders.

The $800 million revolving credit facility features a four-year non-amortizing revolving loan with semi-annual reductions of $44.5 million beginning October 26, 2009 to a bullet reduction of $533 million at the end of the seventh year. As part of the terms of the facility, the revolving loan will carry an interest rate of LIBOR plus 75 basis points on the outstanding portion and a commitment fee of 26.25 basis points of the unused portion of the loan.

We believe that General Maritime's ability to use this facility combined with the proceeds we have received and expect to receive from our strategic vessel sales will result in the Company having $1 billion in liquidity upon the closing of currently pending vessel sales. In addition to providing a strong foundation for the future, the $800 million facility was instrumental in allowing General Maritime to continue to return value to shareholders in the near term. In particular, the flexible nature of the facility enabled the company to repurchase substantially all of its 10% senior secured notes, which had restrictive covenants related to dividends



and share buybacks. This has resulted in the Company maintaining its unique dividend policy and increasing its share buy-back program by an additional $200 million.

I would like to thank and recognize General Maritime's Finance and Administrative teams for their significant effort in 2005. Their ongoing dedication in maintaining a strong financial and administrative foundation have directly contributed to the success we have had in 2005 in redefining and transforming General Maritime into what we believe is a stronger company. Going forward, we will maintain an unwavering focus towards ensuring that General Maritime has the appropriate structure to benefit both the Company and its shareholders.



John C. Georgiopoulos
Executive Vice President, Chief Administrative Officer, Treasurer and Secretary
General Maritime Corporation



Safety and Quality Control



Value-Creating Transactions

During 2005, General Maritime once again demonstrated its commitment to shareholders by entering into value-creating transactions. These transactions reflect our goal of unlocking value in the near term while enabling the Company to continue to create enduring shareholder value in the long term.

With respect to near-term value, the Company initiated a unique dividend policy in January of 2005, which was the culmination of a detailed and comprehensive analysis of cash-deployment options. The Company's dividend policy resulted in General Maritime declaring $4.86 per share to shareholders for fiscal year 2005, equivalent to a 13.5% yield based on the stock's closing price on February 22, 2006.

Complementing its dividend policy, General Maritime initiated a $200 million share buyback program in March of 2005 as a way to benefit from its belief that the GMR common stock does not accurately reflect the value of the Company's assets and future prospects. At the time of General Maritime's fourth quarter 2005 press release, the Company had repurchased 5.1 million shares, which is equivalent to 13% of shares outstanding. This includes 4.2 million shares that were purchased in a private transaction at a 2.4% discount to the closing price of the Company's shares at the time. With the near completion of this program, General Maritime increased the share repurchase program by $200 million in February 2006.

During a period in which we took considerable steps to return value to shareholders, we also monetized the value of our non-core assets. We believe this has strengthened the Company's balance sheet and, in turn, our prospects for entering into value-creating transactions. As of February 2006, we have sold or agreed to sell 26 single-hull and double-sided vessels. Our vessel sales were entered into at compelling prices and are expected to produce proceeds of $688 million. The Company was able to capitalize on the strong second-hand market and is expected to realize a book gain of $138.1 million. The vessel sales also resulted in General Maritime transforming into an operator of a fully double-hull fleet with a significantly improved age profile. We expect that these vessel sales and our success at securing an $800 million revolving credit facility will provide General Maritime with $1 billion in liquidity upon the closing of currently pending vessel sales to deploy for future value-creating transactions.

Achieving Operational Excellence



High Quality Vessels

Providing world-class charterers with high-quality modern tonnage has become a distinguishing feature of General Maritime's operations. During 2005, General Maritime strengthened its fleet profile and in so doing has further advanced its leading position in the industry. A main driver of this success was the redefining steps taken during the year and into the first quarter of 2006 that has accelerated our fleet modernization efforts.

By acting opportunistically and disposing of and contracting to dispose of 26 non-core vessels, General Maritime will have created a fully double-hull fleet and substantially improved its age profile. The Company's success at taking delivery of its first double hull newbuilding Suezmax tanker in March 2006 has strengthened its fleet profile even further. Following the completion of the sale of 26 vessels and taking into consideration the three Suezmax newbuildings to be delivered between September 2006 and 2008, the average age of General Maritime's fleet will be reduced to 7.5 years, General Maritime's success in improving the age profile of its fleet and eliminating the exposure to the market for non-double-hull vessels is expected to enhance the Company's ability to operate effectively under current international regulations. In addition, we believe that this success has improved the Company's ability to provide customers with quality tonnage that continues to meet stringent internal standards.

With a modern quality fleet, General Maritime is in a favorable position to continue to pursue its goal of providing the highest operational standards for top-tier customers in the Atlantic basin and around the world. As in the past, the Company will continue to concentrate on attracting and training qualified crews and employing rigorous safety, security and environmental procedures. This unrelenting focus on operational excellence bodes well for the Company to further strengthen its relationship with oil majors such as ExxonMobil, ChevronTexaco and Shell. General Maritime is committed to advancing its reputation for operational excellence and building on the trust these and other leading charters have placed in the Company since its founding in 1997.



Fleet Listing



Aframax Class Tankers

Vessel	Hull Type	Year Built
Genmar Strength	DH	2003
Genmar Defiance	DH	2002
Genmar Ajax	DH	1996
Genmar Minotaur	DH	1995
Genmar Agamemnon	DH	1995
Genmar Revenge	DH	1994
Genmar Constantine	DH	1992
Genmar Alexandra	DH	1992
Genmar Progress	DH	1991
Genmar Princess	DH	1991
Genmar Champion	DH	1992
Genmar Star	DH	1992
Genmar Pericles	DH	1992
Genmar Spirit	DH	1992
Genmar Trust	DH	1992
Genmar Hector	DH	1992
Genmar Endurance	DH	1991
Genmar Challenger	DH	1991
Genmar Trader	DH	1991

Suezmax Class Tankers

Vessel	Hull Type	Year Built
Genmar Harriet G	DH	2006
Genmar Orion	DH	2002
Genmar Spyridon	DH	2000
Genmar Argus	DH	2000
Genmar Hope	DH	1999
Genmar Phoenix	DH	1999
Genmar Horn	DH	1999
Genmar Gulf	DH	1991
Newbuild	DH	2008
Newbuild	DH	2007
Newbuild	DH	2006

Financial Table of Contents

Selected Consolidated Financial and Other Data

Set forth below are selected historical consolidated and other data of General Maritime Corporation at the dates and for the fiscal years shown.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Income Statement Data					
(dollars in thousands, except per share data)					
Voyage revenues	$ 567,901	$ 701,291	$ 454,456	$226,357	$ 217,128
Voyage expenses	137,203	117,955	117,810	80,790	52,099
Direct vessel operating expenses	86,681	96,818	91,981	55,241	42,140
General and administrative expenses	43,989	31,420	22,866	12,026	9,550
Gain on sale of vessels	(91,235)	(6,570)	(1,490)	(266)	—
Impairment charge	—	—	18,803	13,366	—
Depreciation and amortization	97,320	100,806	84,925	60,431	42,820
Operating income	293,943	360,862	119,561	4,769	70,519
Net interest expense	28,918	37,852	35,043	14,511	16,292
Other expense	52,668	7,901	—	—	3,006
Net income (loss)	$ 212,357	$ 315,109	$ 84,518	$ (9,742)	$ 51,221
Earnings (loss) per common share:					
Basic	$ 5.71	$ 8.51	$ 2.29	$ (0.26)	$ 1.70
Diluted	$ 5.61	$ 8.33	$ 2.26	$ (0.26)	$ 1.70
Dividends declared per common share	$ 2.86	$ —	$ —	$ —	$ —
Weighted average basic shares outstanding, thousands:					
Basic	37,164	37,049	36,967	36,981	30,145
Diluted	37,874	37,814	37,356	36,981	30,145
Balance Sheet Data, at end of period					
(dollars in thousands)					
Cash	$ 96,976	$ 46,921	$ 38,905	$ 2,681	$ 17,186
Current assets, including cash	471,324	152,145	102,473	43,841	45,827
Total assets	1,149,126	1,427,261	1,263,578	782,277	850,521
Current liabilities, including current portion of long-term debt	32,906	84,120	89,771	77,519	83,970
Current portion of long-term debt	—	40,000	59,553	62,003	73,000
Total long-term debt, including current portion	135,020	486,597	655,670	280,011	339,600
Shareholders' equity	976,125	890,426	568,880	481,636	495,690
Other Financial Data					
(dollars in thousands)					
EBITDA[1]	$ 338,595	$ 453,767	$ 204,486	$ 65,200	$ 110,333
Net cash provided by operating activities	249,614	363,238	178,112	43,637	83,442
Net cash provided (used) by investing activities	318,169	(168,477)	(502,919)	2,034	(261,803)
Net cash provided (used) by financing activities	(517,728)	(186,745)	361,031	(60,176)	172,024
Capital expenditures					
Vessel sales (purchases), gross including deposits	324,087	(165,796)	(501,242)	2,251	(256,135)
Drydocking or capitalized survey or improvement costs	(38,039)	(17,050)	(14,137)	(13,546)	(3,321)
Weighted average long-term debt, including current portion	410,794	650,196	601,086	313,537	283,255

(continued)

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Fleet Data					
Total number of vessels at end of period	30.0	43.0	43.0	28.0	29.0
Average number of vessels[2]	41.9	44.0	40.6	28.9	21.0
Total voyage days for fleet[3]	14,073	15,482	14,267	10,010	7,374
Total time charter days for fleet	3,983	4,371	2,804	1,490	1,991
Total spot market days for fleet	10,090	11,111	11,463	8,520	5,383
Total calendar days for fleet[4]	15,311	16,123	14,818	10,536	7,664
Fleet utilization[5]	91.9%	96.0%	96.3%	95.0%	96.2%
Average Daily Results					
Time charter equivalent[6]	$ 30,605	$ 37,676	$ 23,596	$ 14,542	$ 22,380
Direct vessel operating expenses[7]	5,661	6,005	6,207	5,243	5,499
General and administrative expenses[8]	2,873	1,949	1,543	1,136	1,246
Total vessel operating expenses[9]	8,534	7,954	7,750	6,379	6,745
EBITDA	22,114	28,144	13,800	7,437	14,788
EBITDA Reconciliation					
(dollars in thousands)					
Net Income	$ 212,357	$ 315,109	$ 84,518	$ (9,742)	$ 51,221
+ Net interest expense	28,918	37,852	35,043	14,511	16,292
+ Depreciation and amortization	97,320	100,806	84,925	60,431	42,820
EBITDA	$ 338,595	$ 453,767	$ 204,486	$ 65,200	$ 110,333

(1) EBITDA represents net income plus net interest expense and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Management of the Company uses EBITDA as a performance measure in consolidating monthly internal financial statements and is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA is not an item recognized by accounting principles generally accepted in the United States of America (GAAP), and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP. The definition of EBITDA used here may not be comparable to that used by other companies.

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period.

(3) Voyage days for fleet are the total days our vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by calendar days for the relevant period.

(6) Time Charter Equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

(7) Daily direct vessel operating expenses, or DVOE, is calculated by dividing DVOE, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs, by calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expenses by calendar days for the relevant time period.

(9) Total Vessel Operating Expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. Daily TVOE is the sum of daily direct vessel operating expenses, or DVOE, and daily general and administrative expenses.

General

The following is a discussion of our financial condition at December 31, 2005 and 2004 and our results of operations comparing the years ended December 31, 2005 and 2004 and the years ended December 31, 2004 and 2003. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above.

We are a leading provider of international seaborne crude oil transportation services with one of the largest mid-sized vessel fleets in the world. As of December 31, 2005, our fleet consisted of 30 vessels (20 Aframax and 10 Suezmax vessels) with a total cargo carrying capacity of 3.5 million deadweight tons. Included in our December 31, 2005 fleet are one Aframax vessel and three Suezmax vessels which were sold during January 2006 and nine OBO Aframax vessels which we agreed to sell between March and June 2006. In addition, we have four Suezmax vessels, one of which was delivered in March 2006, and three of which are scheduled to be delivered between 2006 and early 2008 comprising an additional 0.6 million deadweight tons.

Spot and Time Charter Deployment

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.

Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates although we are exposed to the risk of declining tanker rates. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

Net Voyage Revenues as Performance Measure

For discussion and analysis purposes only, we evaluate performance using net voyage revenues. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

Our voyage revenues and voyage expenses are recognized ratably over the duration of the voyages and the lives of the charters, while direct vessel expenses are recognized when incurred. We recognize the revenues of time charters that contain rate escalation schedules at the average rate during the life of the contract. We calculate time charter equivalent, or TCE, rates by dividing net voyage revenue by voyage days for the relevant time period. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed-upon time required to load or discharge a cargo. We allocate corporate income and expenses, which include general and administrative and net interest expense, to vessels on a pro rata basis based on the number of months that we owned a vessel. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

Results of Operations

Margin analysis for the indicated items as a percentage of net voyage revenues for the years ended December 31, 2005, 2004 and 2003 are set forth in the table below.

Income Statement Margin Analysis
(% of Net Voyage Revenues)

	Year Ended December 31,		
	2005	2004	2003
Income Statement Data			
Net voyage revenues[1]	100%	100%	100%
Direct vessel expenses	20.1	16.6	27.3
General and administrative	10.2	5.4	6.8
Impairment (gain on sale) of vessels	(21.2)	(1.2)	5.2
Depreciation and amortization	22.6	17.3	25.2
Operating income	68.3	61.9	35.5
Net interest expense	6.7	6.5	10.4
Other expense	12.2	1.4	—
Net income	49.4	54.0	25.1

(1) Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter.

(dollars in thousands)	Year Ended December 31, 2005	2004	2003
Voyage revenues	$ 567,901	$ 701,291	$ 454,456
Voyage expenses	(137,203)	(117,955)	(117,810)
Net voyage revenues	$ 430,698	$ 583,336	$ 336,646

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Voyage Revenues. Voyage revenues decreased by $133.4 million, or 19.0%, to $567.9 million for the year ended December 31, 2005 compared to $701.3 million for the prior year. This decrease is due to the lower spot market for Suezmax and Aframax vessels during the year ended December 31, 2005 compared to the prior year. Also contributing to this decrease is a 9.1% decrease in the number of vessel operating days during 2005 to 14,073 days in 2005 from 15,842 days in the prior year period, attributable to a decrease in the size of our fleet and a heavier drydocking schedule as compared to the prior year. The average size of our fleet decreased to 41.9 (25.5 Aframax, 16.4 Suezmax) vessels during the year ended December 31, 2005 compared to 44.0 vessels (25.0 Aframax, 19.0 Suezmax) during the prior year. This decrease is consistent with our strategy to selectively sell older vessels when and if appropriate opportunities are identified in order to adjust our fleet characteristics and profile to suit customer preferences and to monetize investments in vessels to generate capital for potential future growth. However, there can be no assurance that we will grow our fleet in 2006. Voyage revenues are expected to decrease during 2006 due to our smaller fleet size.

Voyage Expenses. Voyage expenses increased $19.2 million, or 16.3%, to $137.2 million for the year ended December 31, 2005 compared to $118.0 million for the prior year. Substantially all of our voyage expenses relate to spot charter voyages, under which the vessel owner is responsible for voyage expenses such as fuel and port costs. $11.9 million of this increase is attributable to higher fuel costs during the year ended December 31, 2005 compared to the prior year period. In addition, during the year ended December 31, 2005, we incurred $6.6 million more costs than in the prior year relating to transit through the Suez Canal. This increase in voyage expenses occurred in spite of a decrease in the number of days our vessels operated under spot charters. During the year ended December 31, 2005, the number of days our vessels operated under spot charters decreased by 1,021, or 9.2%, to 10,090 days (4,529 days Aframax, 5,561 days Suezmax) from 11,111 days (4,738 days Aframax, 6,373 days Suezmax) during the prior year. Voyage expenses are expected to decrease during 2006 due to our smaller fleet size.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, decreased by $152.6 million, or 26.2%, to $430.7 million for the year ended December 31, 2005 compared to $583.3 million for the prior year. Approximately $105 million of this decrease is due to the weaker spot market for Suezmax and Aframax vessels during the year ended December 31, 2005 compared to the prior year as well as a 4.7% decrease in the average size of our fleet. Our average TCE rates declined 18.8% to $30,605 during the year ended December 31, 2005 compared to $37,676 during the year ended December 31, 2004. The average size of our fleet decreased 4.7% to 41.9 vessels (25.5 Aframax, 16.4 Suezmax) for the year ended December 31, 2005 compared to 44.0 vessels (25.0 Aframax, 19.0 Suezmax) for the prior year. Voyage expenses are expected to decrease during 2006 due to our smaller fleet size.

The following is additional data pertaining to net voyage revenues:

	Year Ended December 31, 2005	2004	Increase (Decrease)	% Change
Net voyage revenue (in thousands):				
Time charter:				
Aframax	$ 83,658	$ 82,894	$ 764	0.9%
Suezmax	1,469	3,902	(2,433)	(62.4)%
Total	85,127	86,796	(1,669)	(1.9)%
Spot charter:				
Aframax	125,146	175,791	(50,645)	(28.8)%
Suezmax	220,425	320,749	(100,324)	(31.3)%
Total	345,571	496,540	(150,969)	(30.4)%
Total net voyage revenue	$430,698	$583,336	$(152,638)	(26.2)%
Vessel operating days:				
Time charter:				
Aframax	3,936	4,182	(246)	(5.9)%
Suezmax	47	189	(142)	(75.1)%
Total	3,983	4,371	(388)	(8.9)%
Spot charter:				
Aframax	4,529	4,738	(209)	(4.4)%
Suezmax	5,561	6,373	(812)	(12.7)%
Total	10,090	11,111	(1,021)	(9.2)%
Total vessel operating days	14,073	15,482	(1,409)	(9.1)%
Average number of vessels	41.9	44.0	(2.1)	(4.7)%
Time charter equivalent (TCE):				
Time charter:				
Aframax	$ 21,255	$ 19,822	$ 1,433	7.2%
Suezmax	$ 31,260	$ 20,646	$ 10,614	51.4%
Combined	$ 21,373	$ 19,857	$ 1,516	7.6%
Spot charter:				
Aframax	$ 27,632	$ 37,099	$ (9,467)	(25.5)%
Suezmax	$ 39,638	$ 50,331	$ (10,693)	(21.2)%
Combined	$ 34,249	$ 44,689	$ (10,440)	(23.4)%
Total TCE	$ 30,605	$ 37,676	$ (7,071)	(18.8)%

As of December 31, 2005, 11 of our vessels (including our nine OBO Aframax vessels which will be sold in 2006) are on time charters expiring between March 2006 and July 2006.

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs decreased by $10.1 million, or 10.5%, to $86.7 million for the year ended December 31, 2005 compared to $96.8 million for the prior year. This decrease is due to a decrease in crewing costs associated with lower crew travel costs during the year ended December 31, 2005 compared to the prior year as well as a 4.7% decrease in the size of our fleet. On a daily basis, direct vessel expenses per vessel decreased by $344, or 5.7%, to $5,661 ($5,493 Aframax, $5,922 Suezmax) for the year ended December 31, 2005 compared to $6,005 ($5,676 Aframax, $6,438 Suezmax) for the prior year, primarily as the result of a decrease in crewing costs. Although daily direct vessel operating expenses have decreased during 2005 compared to 2004, we anticipate that daily direct vessel operating expenses will increase during 2006 due to higher crew, lubricating oils and insurance costs. Total direct vessel operating expenses are expected to decrease in 2006, due to the smaller size of our fleet at the end of 2005 compared to at the end of 2004.

General and Administrative Expenses. General and administrative expenses increased by $12.6 million, or 40.0%, to $44.0 million for the year ended December 31, 2005 compared to $31.4 million for the prior year. The primary components of this increase for the year ended December 31, 2005 compared to the prior year are:

(a) a $6.7 million increase in restricted stock amortization, salaries and bonus accruals for our U.S.-based personnel, which included amortization of restricted stock grants made in February, April, May and December 2005;

(b) a $1.9 million increase in professional fees attributable to consultation, legal and accounting costs associated with strategic advisory services associated with an unsolicited acquisition proposal, senior executive employment agreements and Sarbanes-Oxley 404 compliance;

(c) a $1.6 million increase in the costs of operating our foreign subsidiaries in Greece and the United Kingdom, which reflects increases in number of personnel;

(d) a $1.6 million increase of lease payments and expenses associated with our lease of an aircraft which the Company entered into during February 2004; and

(e) $0.5 million increase in occupancy costs attributable to rent paid on both our former New York City office which we occupied until April 2005 and our new corporate headquarters for which our lease began in December 2004.

General and administrative expenses as a percentage of net voyage revenues increased to 10.2% for the year ended December 31, 2005 from 5.4% for the prior year. Daily general and administrative expenses per vessel increased $924, or 47.4%, to $2,873 for the year ended December 31, 2005 compared to $1,949 for the prior year.

We anticipate that general and administrative expenses during 2006 will be relatively unchanged from 2005. We expect an increase in amortization of restricted stock awards of approximately $3 million during 2006 as compared to 2005, offset by anticipated decreases in certain other areas including an approximate $1.5 million decrease in the cost of operating our office in Greece due to our plan to close that office by July 2006.

Depreciation and Amortization. Depreciation and amortization, which include depreciation of vessels as well as amortization of drydocking, special survey and loan fees, decreased by $3.5 million, or 3.5%, to $97.3 million for the year ended December 31, 2005 compared to $100.8 million for the prior year. This decrease is primarily due to the reduction in the size of our fleet during 2005, which decreased vessel depreciation by $9.4 million, or 11.1%, to $75.6 million during the year ended December 31, 2005 compared to $85.0 million during the prior year, partially offset by increases in drydock amortization.

Amortization of drydocking increased by $6.2 million, or 52.4%, to $18.0 million for the year ended December 31, 2005 compared to $11.8 million for the prior year. This increase includes amortization associated with $38.0 million of capitalized expenditures relating to our vessels for the year ended December 31, 2005 as well as a full year of amortization associated with $17.1 million of capitalized drydocking for the prior year. We anticipate that the amortization associated with drydocking our vessels will decrease in 2006 because of the reduction in the size of our fleet during 2005.

Gain on Sale of Vessels. During 2005, we agreed to sell our four single-hull Suezmax vessels, our six double-sided Suezmax vessels, our one single-hull Aframax vessel and our six double-sided Aframax vessels in order to transform our fleet to exclusively double-hull vessels. Through December 31, 2005, 13 of these vessels were delivered to their new owners for aggregate net proceeds of $334.7 million, for a net gain on sale of vessels of $91.2 million.

During July 2004, we agreed to sell four of our single-hull Suezmax vessels in order to reduce the number of single-hull vessels in the Company's fleet. These vessels were sold during August and October 2004 for aggregate net proceeds of approximately $84.2 million, resulting in a gain on sale of vessels of $6.6 million.

In addition, as of December 31, 2005, we reclassified our nine Aframax OBO vessels from Vessels to Vessels held for sale. We decided to sell these vessels to reduce the average age of our fleet.

Net Interest Expense. Net interest expense decreased by $8.9 million, or 23.6%, to $28.9 million for the year ended December 31, 2005 compared to $37.8 million for the prior year. This decrease is primarily the result of a 36.8% decrease in our weighted average outstanding debt of $410.8 million for the year ended December 31, 2005 compared to $650.2 million for the year ended December 31, 2004. This decrease is primarily attributable to decreases in our floating rate debt which bears lower interest rates than our Senior Notes. The effect of the retirement of substantially all of our Senior Notes as of December 31, 2005, did not have a significant effect on 2005 interest expense because this retirement occurred on December 30, 2005. However, based on our debt composition and levels as of December 31, 2005, net interest expense is expected to decrease significantly during 2006.

Other Expense. During 2005, other expense consisted primarily of a $45.8 million loss relating to our repurchase of $250.0 million of our Senior Notes, inclusive of a $5.7 million write-off of deferred financing costs. Also, in October 2005, we entered into an $800 million credit facility, refinancing our $825 million credit facility, at which time we wrote off as a non-cash charge $5.0 million associated with the unamortized deferred financing costs associated with the $825 million credit facility.

On July 1, 2004, we entered into an $825 million credit facility, refinancing our First, Second and Third Credit Facilities. Upon consummation of this refinancing, unamortized deferred financing costs associated with the First, Second and Third Credit Facilities aggregating $7.9 million was written off as a non-cash charge in July 2004.

We currently anticipate that our technical office in Piraeus, Greece, operated by General Maritime Management (Hellas) Ltd., will cease its operations by July 2006. We estimate the cost of closing that office to be approximately $1.5 million, primarily attributable to employee severance costs, as well as professional fees and the rent associated with the remainder of the lease which expires at the end of 2006. We anticipate that approximately $0.8 million of this total expected cost, which will be a component of general and administrative expense on our statement of operations, will be recognized during the first quarter of 2006, with the remainder recognized as a component of other expense on our statement of operations later in 2006. We estimate that substantially all of these costs will result in future cash expenditures.

Net Income. Net income was $212.4 million for the year ended December 31, 2005 compared to net income of $315.1 million for the prior year.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Voyage Revenues. Voyage revenues increased by $246.8 million, or 54.3%, to $701.3 million for the year ended December 31, 2004 compared to $454.5 million for the prior year. This increase is due to the stronger spot market for Suezmax and Aframax vessels during the year ended December 31, 2004 compared to the prior year as well as an 8.4% increase in the average size of our fleet and the greater proportion of our fleet during 2004 that is comprised of Suezmax vessels, which usually generate more voyage revenue than Aframax vessels. The average size of our fleet increased to 44.0 (25.0 Aframax, 19.0 Suezmax) vessels during the year ended December 31, 2004 compared to 40.6 vessels (25.4 Aframax, 15.2 Suezmax) during the prior year.

Voyage Expenses. Voyage expenses were relatively unchanged, at $118.0 million for the year ended December 31, 2004 compared to $117.8 million for the prior year. Substantially all of our voyage expenses relate to spot charter voyages, under which the vessel owner is responsible for voyage expenses such as fuel and port costs. During the year ended December 31, 2004, the number of days our vessels operated under spot charters decreased by 352, or 3.1%, to 11,111 days (4,738 days Aframax, 6,373 days Suezmax) from 11,463 days (6,514 days Aframax, 4,949 days Suezmax) during the prior year. Voyage expenses for the year ended December 31, 2004 did not decrease in proportion to the decrease in number of spot days due to the increased proportion during 2004 of the number of spot days being attributable to Suezmax vessels. Suezmax vessels generally earn higher daily voyage revenue than do Aframax vessels but also incur higher voyage expenses particularly with respect to fuel consumption.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $246.7 million, or 73.3%, to $583.3 million for the year ended December 31, 2004 compared to $336.6 million for the prior year. This increase is due to the stronger spot market for Suezmax and Aframax vessels during the year ended December 31, 2004 compared to the prior year as well as an 8.4% increase in the average size of our fleet and the greater proportion of our fleet during 2004 that is comprised of Suezmax vessels, which usually generate more voyage revenue than Aframax vessels. Our average TCE rates improved 59.7% to $37,676 during the year ended December 31, 2004 compared to $23,596 during the year ended December 31, 2003. The average size of our fleet increased 8.4% to 44.0 vessels (25.0 Aframax, 19.0 Suezmax) for the year ended December 31, 2004 compared to 40.6 vessels (25.4 Aframax, 15.2 Suezmax) for the prior year.

The following is additional data pertaining to net voyage revenues:

	Year Ended December 31, 2004	2003	Increase (Decrease)	% Change
Net voyage revenue (in thousands):				
Time charter:				
Aframax	$ 82,894	$ 52,012	$ 30,882	59.4%
Suezmax	3,902	6,731	(2,829)	(42.0)%
Total	86,796	58,743	28,053	47.8%
Spot charter:				
Aframax	175,791	141,475	34,316	24.3%
Suezmax	320,749	136,428	184,321	135.1%
Total	496,540	277,903	218,637	78.7%
Total net voyage revenue	$583,336	$336,646	$246,690	73.3%
Vessel operating days:				
Time charter:				
Aframax	4,182	2,457	1,725	70.2%
Suezmax	189	347	(158)	(45.5)%
Total	4,371	2,804	1,567	55.9%
Spot charter:				
Aframax	4,738	6,514	(1,776)	(27.3)%
Suezmax	6,373	4,949	1,424	28.8%
Total	11,111	11,463	(352)	(3.1)%
Total vessel operating days	15,482	14,267	1,215	8.5%
Average number of vessels	44.0	40.6	3.4	8.4%
Time charter equivalent (TCE):				
Time charter:				
Aframax	$ 19,822	$ 21,172	$ (1,350)	(6.4)%
Suezmax	$ 20,646	$ 19,402	$ 1,244	6.4%
Combined	$ 19,857	$ 20,953	$ (1,095)	(5.2)%
Spot charter:				
Aframax	$ 37,099	$ 21,719	$ 15,381	70.8%
Suezmax	$ 50,331	$ 27,569	$ 22,763	82.6%
Combined	$ 44,689	$ 24,243	$ 20,446	84.3%
Total TCE	$ 37,676	$ 23,596	$ 14,080	59.7%

The following table summarizes the portion of our fleet on time charter as of March 9, 2005:

Vessel	Vessel Type	Expiration Date	Average Daily Rate[1]
Genmar Pericles	Aframax	October 3, 2005	$19,700
Genmar Trust	Aframax	October 15, 2005	$19,700
Genmar Spirit	Aframax	November 5, 2005	$19,700
Genmar Hector	Aframax	October 31, 2005	$19,700
Genmar Challenger	Aframax	December 6, 2005	$19,700
Genmar Trader	Aframax	December 16, 2005	$19,700
Genmar Champ	Aframax	January 10, 2006	$19,700
Genmar Star	Aframax	January 25, 2006	$19,700
Genmar Endurance	Aframax	February 13, 2006	$19,700
Genmar Princess	Aframax	May 9, 2005	$25,000
Genmar Constantine	Aframax	July 9, 2005	$28,355

(1) Before brokers' commissions.

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by $4.8 million, or 5.3%, to $96.8 million for the year ended December 31, 2004 compared to $92.0 million for the prior year. This increase is primarily due to the growth of our fleet, which increased 8.4% during the year ended December 31, 2004 compared to the prior year. This increase is offset by a decrease in maintenance and repairs during the year ended December 31, 2004 on our Suezmax vessels as compared to the prior year as well as the timing of certain purchases, maintenance and repair costs. In addition, during the year ended December 31, 2004, the Company sold four Suezmax vessels which had higher historic operating costs than the other vessels in our fleet. On a daily basis, direct vessel expenses per vessel decreased by $202, or 3.3%, to $6,005 ($5,676 Aframax, $6,438 Suezmax) for the year ended December 31, 2004 compared to $6,207 ($5,679 Aframax, $7,081 Suezmax) for the prior year, primarily as the result of a decrease in maintenance and repairs on our Suezmax vessels.

General and Administrative Expenses. General and administrative expenses increased by $8.5 million, or 37.4%, to $31.4 million for the year ended December 31, 2004 compared to $22.9 million for the prior year. The primary components of this increase are: (a) $2.4 million of lease payments and expenses associated with our lease of an aircraft which the Company entered into during February 2004; (b) $1.7 million of office related expenses of General Maritime Management (Portugal) Lda which we acquired during April 2004; (c) a $1.7 million increase in payroll expenses (salaries, benefits, incentive bonus and amortization of restricted stock awards) in our offices in New York and Greece in connection with the operation of a larger fleet during the year ended December 31, 2004 compared to the prior year; and (d) a $1.4 million increase in professional fees during the year ended December 31, 2004 compared to the prior year primarily due to increases in accounting fees associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. General and administrative expenses as a percentage of net voyage revenues decreased to 5.4% for the year ended December 31, 2004 from 6.8% for the prior year. Daily general and administrative expenses per vessel increased $406, or 26.3%, to $1,949 for the year ended December 31, 2004 compared to $1,543 for the prior year.

Depreciation and Amortization. Depreciation and amortization, which include depreciation of vessels as well as amortization of drydocking, special survey and loan fees, increased by $15.9 million, or 18.7%, to $100.8 million for the year ended December 31, 2004 compared to $84.9 million for the prior year. This increase is primarily due to the growth in the average number of vessels in our fleet, which increased 8.4% during the year ended December 31, 2004 compared to the prior year as well as an increase in drydock amortization described in more detail below.

Amortization of drydocking increased by $4.7 million, or 66.6%, to $11.8 million for the year ended December 31, 2004 compared to $7.1 million for the prior year. This increase includes amortization associated with $17.1 million of capitalized expenditures relating to our vessels for the year ended December 31, 2004 as well as a full year of amortization associated with $14.1 million of capitalized drydocking for the prior year.

Gain on Sale of Vessels. During July 2004, we agreed to sell four of our single-hull Suezmax vessels in order to reduce the number of single-hull vessels in the Company's fleet. These vessels were sold during August and October 2004 for aggregate net proceeds of approximately $84.2 million, resulting in a gain on sale of vessels of $6.6 million.

Impairment Charge/Gain on Sale of Vessels. During 2003, we sold two vessels held for sale as of December 31, 2002, resulting in an aggregate gain on sale of vessels of $2.7 million. Also during 2003, three double-bottom Aframax vessels acquired in 2003 were sold for an aggregate loss on sale of vessels of $1.2 million. Of these three vessels, two were delivered to their new owners in 2003 and one was delivered to its new owner in February 2004.

The Company had no impairment charges relating to any of the vessels in its fleet during the year ended December 31, 2004.

In December 2003, the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase-out of certain single-hull tankers from 2015 to 2010 unless the flag state extends the date to 2015. Management determined that the useful lives of its nine single-hull vessels would end in 2010, which is four to six years earlier than the 25-year useful lives the vessels had previously been ascribed. Because of the reduction in the useful lives of these single-hull vessels and the consequent reduction in projected cash flows, it was determined that an aggregate impairment charge of $18.8 million was required on five vessels, which represented the amount by which the carrying value of these vessels exceeded their fair value as determined by an independent third party appraiser.

Net Interest Expense. Net interest expense increased by $2.8 million, or 8.0%, to $37.8 million for the year ended December 31, 2004 compared to $35.0 million for the prior year. This increase is primarily the result of an 8.2% increase in our weighted average outstanding debt of $650.2 million for the year ended December 31, 2004 compared to $601.1 million for the year ended December 31, 2003.

Other Expense. On July 1, 2004, we entered into an $825 million credit facility, refinancing our First, Second and Third Credit Facilities. Upon consummation of this refinancing, unamortized deferred financing costs associated with the First, Second and Third Credit Facilities aggregating $7.9 million was written off as a non-cash charge in July 2004.

Net Income. Net income was $315.1 million for the year ended December 31, 2004 compared to net income of $84.5 million for the prior year.

Effects of Inflation

The Company does not consider inflation to be a significant risk to the cost of doing business in the current or foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Liquidity and Capital Resources

Sources and Uses of Funds; Cash Management

Since our formation, our principal sources of funds have been equity financings, issuance of long-term debt securities, operating cash flows, long-term bank borrowings and opportunistic sales of our older vessels. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and repayments on outstanding loan facilities. Beginning in 2005, we also adopted policies to use funds to pay dividends and, from time to time, to repurchase our common stock. See below for descriptions of our Dividend Policy and our Share Repurchase Program.

Our practice has been to acquire vessels using a combination of funds received from equity investors, bank debt secured by mortgages on our vessels and shares of the common stock of our ship-owning subsidiaries, and long-term debt securities. Because our payment of dividends is expected to decrease our available cash, while we expect to use our operating cash flows and borrowings to fund acquisitions, if any, on a short-term basis, we also intend to review debt and equity financing alternatives to fund such acquisitions. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

We expect to rely on operating cash flows as well as long-term borrowings and future equity offerings to implement our growth plan, dividend policy, and share repurchase. We believe that our current cash balance as well as operating cash flows and available borrowings under our credit facilities will be sufficient to meet our liquidity needs for the next year.

Our operation of ocean-going vessels carries an inherent risk of catastrophic marine disasters and property losses caused by adverse severe weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to business interruptions due to political circumstances, hostilities among nations, labor strikes and boycotts. Our current insurance coverage includes (1) protection and indemnity insurance coverage for tort liability, which is provided by mutual protection and indemnity associations, (2) hull and machinery insurance for actual or constructive loss from collision, fire, grounding and engine breakdown, (3) war risk insurance for confiscation, seizure, capture, vandalism, sabotage and other war-related risks and (4) loss of hire insurance for loss of revenue for up to 90 days resulting from a vessel being off hire for all of our vessels.

Dividend Policy

On January 26, 2005, we announced that our board of directors has initiated a cash dividend policy. Under the policy, we plan to declare quarterly dividends to shareholders in April, July, October and February of each year based on our EBITDA after net interest expense and reserves, as established by the board of directors. These reserves, which the board of directors expects to review on at least an annual basis, will take into account normal maintenance and drydocking of existing vessels as well as capital expenditures for vessel acquisitions to ensure the indefinite renewal of our fleet. Our board of directors expects to review these reserves from time to time and at least annually, taking into account the remaining useful life and asset value of the fleet, among other factors. We intend to utilize proceeds from the sale of 17 single-hull and double-sided Suezmax and Aframax vessels, which we have either sold or agreed to sell as of December 31, 2005, to pay down debt, and therefore such proceeds will be excluded in the calculation of our dividend for the applicable quarters.

On June 13, 2005, we paid $68.4 million of dividends to our shareholders relating to the quarter ended March 31, 2005. On September 7, 2005, we paid $32.5 million of dividends to our shareholders relating to the quarter ended June 30, 2005. On December 13, 2005, we paid $9.5 million of dividends to our shareholders relating to the quarter ended September 30, 2005. On February 21, 2006, our board of directors announced that we will be paying a quarterly dividend of $2.00 per share on or about March 17, 2006 to the shareholders of record as of March 3, 2006. The aggregate amount of the dividend is expected to be $68.1 million, which we anticipate will be funded from cash on hand at the time payment is to be made.

Any dividends paid will be subject to the terms and conditions of our 2005 Credit Facility and applicable provisions of Marshall Islands law.

Share Repurchase Program

In October 2005 and February 2006, the Company's Board of Directors approved repurchases by the Company of its common stock under a share repurchase program for up to an aggregate total of $400 million. The Board will periodically review the program. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to the terms of our 2005 Credit Facility, which are described in further detail below.

Through January 30, 2006, the Company has acquired 5,120,556 shares of its common stock for $189.1 million using borrowings under its credit facility and funds from operations. All of these shares have been retired.

Debt Financings

2005 Credit Facility

On October 26, 2005, we entered into an $800 million revolving credit facility (the "2005 Credit Facility") with a syndicate of commercial lenders. The 2005 Credit Facility has been used to refinance the existing term borrowings under our 2004 Credit Facility described below (the "2005 Refinancing"). Pursuant to the 2005 Refinancing, we repaid $175 million outstanding under the term loan of our 2004 Credit Facility primarily by making an initial drawdown of $162.8 million and using the $13.1 million cash held in escrow described below.

Upon consummating the 2005 Refinancing, unamortized deferred financing costs associated with the 2004 Credit Facility aggregating $5.7 million was written off as a non-cash charge in October 2005. This non-cash charge is classified as Other expense on our statement of operations.

The 2005 Credit Facility provides a four year nonamortizing revolving loan with semiannual reductions of $44.5 million beginning October 26, 2009 and a bullet reduction of $533 million at the end of year seven. Up to $50 million of the 2005 Credit Facility will be available for the issuance of stand by letters of credit to support obligations of the Company and its subsidiaries that are reasonably acceptable to the issuing lenders under the facility. As of December 31, 2005, we have outstanding letters of credit aggregating $2.6 million which expire between January and December 2006, leaving $47.4 million available to be issued.

The 2005 Credit Facility permits us to pay out dividends under our current policy, repurchase shares of our common stock and repurchase our Senior Notes in accordance with its terms and conditions. This facility allows us to pay dividends or repurchase our common stock in an amount not exceeding the net proceeds from the sale of all non-collateralized vessels (which are expected to aggregate approximately $675 million), including the 13 vessels we sold during November and December 2005 and the 13 vessels we have classified as held for sale as of December 31, 2005. In addition, we are permitted to pay dividends with respect to any fiscal quarter up to an amount equal to EBITDA (as defined) for such fiscal quarter less fleet renewal reserves, which are established by our board of directors, net interest expense and cash taxes, in the event taxes are paid, for such fiscal quarter.

The 2005 Credit Facility carries an interest rate of LIBOR plus 75 basis points (or, depending on our long-term foreign issuer credit rating and leverage ratio, 100 basis points) on the outstanding portion and a commitment fee of 26.25 basis points on the unused portion. As of December 31, 2005, $135.0 million of the facility is outstanding. The facility is collateralized by, among other things, 17 of our double-hull vessels and our four new building Suezmax contracts, with carrying values as of December 31, 2005 of $564.6 million and $88.5 million, respectively, as well as the Company's equity interests in its subsidiaries that own these assets, insurance proceeds of the collateralized vessels, and certain deposit accounts related to the vessels. Each subsidiary of the Company with an ownership interest in these vessels or which has otherwise guaranteed our Senior Notes also provides an unconditional guaranty of amounts owing under the 2005 Credit Facility. Our remaining 13 vessels (all of which are classified as Vessels held for sale as of December 31, 2005) are unencumbered.

Our ability to borrow amounts under the 2005 Credit Facility is subject to satisfaction of certain customary conditions precedent, and compliance with terms and conditions included in the credit documents. The various covenants in the 2005 Credit Facility are generally consistent with the types of covenants that were applicable under the 2004 Credit Facility. These covenants include, among other things, customary restrictions on our ability to incur indebtedness or grant liens, pay dividends or make stock repurchases (except as otherwise permitted as described above), engage in businesses other than those engaged in on the effective date of the credit facility and similar or related businesses, enter into transactions with affiliates, amend its governing documents or documents related to our Senior Notes, and merge, consolidate, or dispose of assets. We are also required to comply with various ongoing financial covenants, including with respect to our leverage ratio, minimum cash balance, net worth, and collateral maintenance. If we do not comply with the various financial and other covenants and requirements of the 2005 Credit Facility, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the facility. As of December 31, 2005 we are in compliance with all of the covenants under our 2005 Credit Facility.

2004 Credit Facility—Refinanced by the 2005 Credit Facility

On July 1, 2004, we closed on an $825 million senior secured bank financing facility ("2004 Credit Facility") consisting of a term loan of $225 million and a revolving loan of $600 million. The term loan had a five year maturity at a rate of LIBOR plus 1.0% and was to amortize on a quarterly basis with 19 payments of $10 million and one payment of $35 million. The revolving loan component, which did not amortize, had a five year maturity at a rate of LIBOR plus 1.0% on the used portion and a 0.5% commitment fee on the unused portion.

Concurrent with the closing of the 2004 Credit Facility, pursuant to which we borrowed $225 million under the term loan and $290 million under the revolving credit facility, we retired our existing First, Second and Third Credit Facilities described below (the "Refinancing"). At the time of the Refinancing, the 2004 Credit Facility was secured by the 42 vessels which collateralized the First, Second and Third Credit Facilities and five vessels which were acquired during 2004. In addition, each of our subsidiaries which had an ownership interest in any vessel that was secured by the 2004 Credit Facility had provided unconditional guaranties of all amounts owing under the 2004 Credit Facility. Deferred financing costs incurred relating to the 2004 Credit Facility aggregated $6.9 million.

Upon consummating the Refinancing, unamortized deferred financing costs associated with the First, Second and Third Credit Facilities aggregating $7.9 million was written off as a non-cash charge in July 2004. This non-cash charge is classified as Other expense on the statement of operations.

In August and October 2004, we sold four single-hull Suezmax vessels. Pursuant to amendments to the 2004 Credit Facility, we were permitted, until August 2006 to substitute as collateral future vessel acquisitions with a fair value equivalent to the vessels sold. Had this amendment not been agreed to, we would, upon the sale of these four vessels, have had to repay $13.1 million associated with the $225 million term loan and the $600 million revolving credit facility would have been permanently reduced by $35.2 million. In accordance with amendments to the 2004 Credit Facility, we placed $13.1 million in escrow. This amount of cash held in escrow is classified as Other assets on our balance sheet. Pursuant to the 2005 Refinancing, these funds were used to repay a portion of the 2004 Credit Facility.

Under this credit facility, we were required to maintain certain ratios such as: vessel market values to total outstanding loans and undrawn revolving credit facilities, EBITDA to net interest expense and to maintain minimum levels of working capital. In addition, the 2004 Credit Facility, as amended, permitted us to pay dividends with respect to any fiscal quarter up to an amount equal to EBITDA (as defined) for such fiscal quarter less fleet renewal reserves, which are established by our board of directors, net interest expense and cash taxes, in the event taxes are paid, for such fiscal quarter. Such amount was to be reduced to the extent that the aggregate amount permitted to be paid for dividends for all fiscal quarters since January 1, 2005 is a negative amount. However, we would not have been permitted to pay dividends if certain significant defaults as defined under the 2004 Credit Facility were to occur. During the year ended December 31, 2005, we paid dividends of $110.4 million.

First, Second and Third Credit Facilities—Refinanced by the 2004 Credit Facility

The First Credit Facility was comprised of a $200 million term loan and a $100 million revolving loan. The First Credit Facility was to mature on June 15, 2006. The First Credit Facility bore interest at LIBOR plus 1.5%. We were obligated to pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. Due to the sale of three of the Aframax vessels securing the First Credit Facility, the revolving loan facility was reduced to $96.5 million.

The Second Credit Facility consisted of a $115 million term loan and a $50 million revolving loan. The Second Credit Facility was to mature on June 27, 2006. The Second Credit Facility bore interest at LIBOR plus 1.5%. We were obligated to pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis.

On March 11, 2003 in connection with the Metrostar acquisition, we entered into commitments for $450 million in credit facilities. These credit facilities were comprised of a first priority $350 million amortizing term loan, which we refer to as the Third Credit Facility, and a second priority $100 million nonamortizing term loan, which we refer to as the second priority term loan. Pursuant to the issuance of the Senior Notes described below, the Third Credit Facility was reduced to $275 million and the second priority term loan was eliminated. The Third Credit Facility was to mature on March 10, 2008 and bore interest at LIBOR plus 1.625%.

Interest Rate Swap Agreements

In August and October 2001, we entered into interest rate swap agreements with foreign banks to manage interest costs and the risk associated with changing interest rates. At their inception, these swaps had notional principal amounts equal to 50% of our outstanding term loans under its First and Second Credit Facilities. The notional principal amounts amortize at the same rate as the term loans. The interest rate swap agreement entered into during August 2001 hedged the First Credit Facility, described above, to a fixed rate of 6.25%. This swap agreement terminates on June 15, 2006. The interest rate swap agreement entered into during October 2001 hedged the Second Credit Facility, described above, to a fixed rate of 5.485%. This swap agreement terminates on June 27, 2006. As of December 31, 2005, the outstanding notional principal amounts on the swap agreements entered into during August 2001 and October 2001 are $9.0 million and $10.5 million, respectively. The Company has determined that, through June 30, 2005, these interest rate swap agreements, which effectively hedged the Company's First and Second Credit Facilities continued to effectively hedge, but not perfectly, the Company's 2004 Credit Facility. As of July 1, 2005, the Company stopped designating its interest rate swaps as a hedge. The Company did not designate these interest rate swaps as a hedge against the 2005 Credit Facility.

Senior Notes

On March 20, 2003, we issued $250 million of 10% Senior Notes which are due March 15, 2013. Interest is paid on the Senior Notes each March 15 and September 15. The Senior Notes are general unsecured, senior obligations of the Company. The proceeds of the Senior Notes, prior to payment of fees and expenses, were $246.2 million. The Senior Notes required us to apply a portion of its cash flow during 2003 to the reduction of its debt under our First, Second and Third facilities. As of December 31, 2004, the discount on the Senior Notes is $3.4 million. This discount is being amortized as interest expense over the term of the Senior Notes using the effective interest method. The Senior Notes are guaranteed by all of our "restricted" subsidiaries (all of which are 100% owned by us). These guarantees are full and unconditional and joint and several with the parent company General Maritime Corporation. The parent company, General Maritime Corporation, has no independent assets or operations.

Between September 23, 2005 and culminating on December 30, 2005 with a cash tender offer, we purchased and retired $249,980,000 par value of our Senior Notes for cash payments aggregating $286.9 million. Pursuant to these purchases, we recorded a loss of $40.8 million, which represents the amount by which the cash paid exceeds the carrying value of the Senior Notes as well as associated brokerage and legal fees. In addition, we wrote off the unamortized deferred financing costs associated with the Senior Notes of $5.0 million as a non-cash charge. Both the loss on retirement and the write-off of the unamortized deferred financing costs are classified as Other expense on the statement of operations.

In January 2006, pursuant to the completion of the cash tender offer, the second supplemental indenture entered into in connection with the Senior Notes (the "Second Supplemental Indenture") became operative. The Second Supplemental Indenture amends the indenture under which the Senior Notes were issued (the "Indenture"), to eliminate substantially all of the restrictive covenants and certain default provisions in the Indenture (the "Amendments"). The Amendments are binding upon holders of Senior Notes who did not tender their Senior Notes pursuant to the cash tender offer even though such holders have not consented to the Amendments.

As of December 31, 2005, we are in compliance with all of the covenants under our Senior Notes indenture.

The total outstanding amounts as of December 31, 2005 associated with our 2005 Credit Facility and Senior Notes as well as their maturity dates are as follows:

Total Outstanding Debt and Maturity Date
(dollars in thousands)

	Outstanding Debt	Maturity Date
Total long-term debt		
2005 Credit Facility	$135,000	October 2012
Senior Notes	20	March 2013

Cash and Working Capital

Cash increased to $97.0 million as of December 31, 2005 compared to $46.9 million as of December 31, 2004. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital was $438.4 million as of December 31, 2005 (including $294.5 million of vessels held for sale), compared to $68.0 million as of December 31, 2004. The current portion of long-term debt included in our current liabilities was $0 as of December 31, 2005 and $40.0 million as of December 31, 2004.

Cash Flows from Operating Activities

Net cash provided by operating activities decreased 31.3% to $249.6 million for the year ended December 31, 2005, compared to $363.2 million for the prior year. This decrease is primarily attributable to net income of $212.4 million for the year ended December 31, 2005 compared to net income of $315.1 million for the prior year.

Net cash provided by operating activities increased 104% to $363.2 million for the year ended December 31, 2004, compared to $178.1 million for the prior year. This increase is primarily attributable to net income of $315.1 million, depreciation and amortization of $100.8 million for the year ended December 31, 2004 compared to net income of $84.5 million, depreciation and amortization of $84.9 million and a non-cash impairment charge of $18.8 million for the prior year.

Cash Flows from Investing Activities

Net cash provided by investing activities was $318.2 million for the year ended December 31, 2005 compared to net cash used by investing activities of $168.5 million for the prior year. During the year ended December 31, 2005, we received $334.7 million from the sale of 13 vessels and paid $10.6 million of costs on our four Suezmax newbuilding contracts (including capitalized interest of $3.5 million). During the year ended December 31, 2004, we paid $180.6 million to the seller for five vessels, and paid $76.0 million for four Suezmax newbuilding contracts (of which $67.2 million was paid to the seller of those contracts and $8.8 million of installment payments were made to the shipyards).

Net cash used in investing activities was $168.5 million for the year ended December 31, 2004 compared to $502.9 million for the prior year. During the year ended December 31, 2004, we paid $180.6 million to the seller for five vessels, and paid $76.0 million for four Suezmax newbuilding contracts (of which $67.2 million was paid to the seller of those contracts and $8.8 million of installment payments were made to the shipyards). During the year ended December 31, 2004, we received $94.6 million of proceeds from the sale of one Aframax vessel and four Suezmax vessels. During the year ended December 31, 2003, we expended $528.5 million for the purchase of 19 vessels and we received $27.3 million of proceeds from the sale of four Aframax vessels.

Cash Flows from Financing Activities

Net cash used by financing activities was $517.7 million for the year ended December 31, 2005 compared to $186.7 million for the prior year. The change in cash provided by financing activities relates to the following:

- Net proceeds from the issuance of long-term debt during the year ended December 31, 2005, net of issuance costs of $5.3 million, were $157.5 million relating to the initial borrowings under our 2005 Credit Facility. Net proceeds from the issuance of long-term debt during the year ended December 31, 2004, net of issuance costs of $7.2 million, were $507.8 million relating the initial borrowings under our 2004 Credit Facility.
- During the year ended December 31, 2005, we retired our 2004 Credit Facility and repaid the $175.0 million outstanding on that facility at the time of its retirement. Additionally, during the year ended December 31, 2005, we retired $249,980,000 par value of our Senior Notes for $286.9 million. During the year ended December 31, 2004, we retired our First, Second and Third Credit Facilities, and repaid the $448.3 million outstanding on those credit facilities at the time of their retirement.
- Principal repayments of long-term debt were $30.0 million for the year ended December 31, 2005 associated with permanent principal repayments under our 2005 Credit Facility. Principal repayments of long-term debt were $59.0 million for the year ended December 31, 2004 associated with permanent principal repayments under our First, Second, Third and 2004 Credit Facilities.
- During the year ended December 31, 2005, we repaid $62.8 million of revolving debt associated with our 2005 and 2004 Credit Facilities; during the year ended December 31, 2004, we repaid $177.0 million of revolving debt associated with our First, Second and 2004 Credit Facilities.
- During the year ended December 31, 2004, we sold three Suezmax vessels which would have required a $13.1 million repayment of the term loan portion of our 2004 Credit Facility. Pursuant to an amendment to the 2004 Credit Facility, this $13.1 million was placed in an escrow account with the lender pending our providing substitute collateral. During the year ended December 31, 2005, we used these funds held in escrow to retire a portion of the 2004 Credit Facility at the time that credit facility was refinanced by the 2005 Credit Facility.
- During the year ended December 31, 2005, we paid $24.8 million to acquire 677,800 shares of our common stock which we retired as of December 31, 2005.
- During the year ended December 31, 2005, we paid $110.4 million of dividends to shareholders.

Net cash used by financing activities was $186.7 million for the year ended December 31, 2004 compared to net cash provided by financing activities of $361.0 million for the prior year period. The change in cash provided by financing activities relates to the following:

- Net proceeds from the issuance of long-term debt during the year ended December 31, 2004, net of issuance costs of $7.2 million, were $507.8 million relating the initial borrowings under our 2004 Credit Facility. Net proceeds from issuance of long-term debt during the year ended December 31, 2003 net of issuance costs of $14.6 million was $506.6 million, which was comprised of $246.2 million of proceeds from our Senior Notes offering and $275.0 million from our Third Credit Facility.
- During the year ended December 31, 2004, we retired our First, Second and Third Credit Facilities, and repaid the $448.3 million outstanding on those credit facilities at the time of their retirement.

- Principal repayments of long-term debt were $59.0 million for the year ended December 31, 2004 associated with permanent principal repayments under our First, Second, Third and 2004 Credit Facilities. Principal repayments of long-term debt were $91.6 million for the year ended December 31, 2003 associated with permanent principal repayments under our First, Second and Third Credit Facilities.
- During the year ended December 31, 2004, we repaid $177.0 million of revolving debt associated with our First, Second and 2004 Credit Facilities; during the year ended December 31, 2003, we repaid $54.1 million of revolving debt associated with our First and Second Credit Facilities.
- During the year ended December 31, 2004, we sold three Suezmax vessels which would have required a $13.1 million repayment of the term loan portion of our 2004 Credit Facility. Pursuant to an amendment to the 2004 Credit Facility, we had until August 2005 to provide substitute collateral to the 2004 Credit Facility. This $13.1 million was placed in an escrow account with the lender pending our providing substitute collateral.

Capital Expenditures for Drydockings and Vessel Acquisitions

Drydocking

In addition to vessel acquisition, other major capital expenditures include funding our maintenance program of regularly scheduled in-water survey or drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels which are younger than 15 years are required to undergo in-water surveys 2.5 years after a drydock and that vessels are to be drydocked every five years, while vessels 15 years or older are to be drydocked every 2.5 years in which case the additional drydocks take the place of these in-water surveys. During 2006, we anticipate that we will capitalize costs associated with drydocks or significant in-water surveys on four vessels and that the expenditures to perform these drydocks will aggregate approximately $11 million to $13 million. The ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations, utilize our revolving credit facilities or to secure additional financing.

Vessel Acquisitions

In July 2004, we acquired four Suezmax newbuilding contracts. The purchase price of these contracts aggregate $67.2 million which was paid to the seller of those contracts. Also in July 2004, $8.8 million was paid to the shipyard as an installment on the construction of the vessels associated with these contracts. As of December 31, 2005, we are required to pay an additional aggregate amount of $146.3 million through the completion of construction of these four Suezmax vessels delivery of which is expected to occur between March 2006 and January 2008. The installments that comprise this $146.3 million are payable as follows: $71.3 million in 2006, $42.4 million in 2007 and $32.6 million in 2008.

Off-Balance-Sheet Arrangements

As of December 31, 2005, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4) of SEC Regulation S-K.

Other Commitments

In February 2004, the Company entered into an operating lease for an aircraft. The lease has a term of five years and requires monthly payments by the Company of $125,000.

In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $109,724 per month from October 1, 2005 to September 30, 2010, $118,868 per month from October 1, 2010 to September 30, 2015 and $128,011 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to September 30, 2020 is $104,603.

The following is a tabular summary of our future contractual obligations for the categories set forth below (dollars in millions):

Tabular Disclosure of Contractual Obligations and Commercial Commitments

	Total	2006	2007	2008	2009	2010	Thereafter
Debt payments	$135.0	$ —	$ —	$ —	$ —	$ —	$135.0
Newbuilding installments	146.3	71.3	42.4	32.6	—	—	—
Aircraft lease	4.6	1.5	1.5	1.5	0.1	—	—
Senior officer employment agreements	5.4	2.0	2.0	0.7	0.7	—	—
New York office lease	21.0	1.3	1.3	1.3	1.3	1.3	14.5
Total commitments	$312.3	$76.1	$47.2	$36.1	$2.1	$1.3	$149.5

Other Derivative Financial Instruments

Forward Freight Agreements

As part of our business strategy, we may from time to time enter into arrangements commonly known as forward freight agreements, or FFAs, to hedge and manage market risks relating to the deployment of our existing fleet of vessels. The FFAs being considered by the company are future contracts, or commitments to perform in the future a shipping service between ship owners, charters and traders. Generally, these FFAs would bind us and each counterparty in the arrangement to buy or sell a specified tonnage freighting commitment "forward" at an agreed time and price and for a particular route. Although FFAs can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, if we decided to enter into FFAs, our objective would be to hedge and manage market risks as part of our commercial management. If we determine to enter into FFAs, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market.

During September and October 2005, we entered into four FFAs involving contracts to provide a fixed number of theoretical voyages at fixed rates. The FFA contracts settle based on the monthly Baltic Tanker Index ("BITR"). The BITR averages rates received in the spot market by cargo type, crude oil and refined petroleum products, by trade route. The duration of a contract can be one month, quarterly or up to two years (currently our open positions extend to December 2005) with open positions settling on a monthly basis. We have taken short positions in FFA contracts, which reduce a portion of our exposure to the spot charter market by creating synthetic time charters. At December 31, 2005, the FFAs had no aggregate notional value, because the contracts expired on December 31, 2005. The notional amount is based on a computation of the quantity of cargo (or freight) the contract specifies, the contract rate (based on a certain trade route) and a flat rate determined by the market on an annual basis. Each contract is marked to market for the specified cargo and trade route. The fair value of forward freight agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date. As of December 31, 2005, we have recorded a liability of $0.3 million related to the fair market value of these economic hedges. We have recorded the aggregate net realized and unrealized loss of $0.8 million for the year ended December 31, 2005 as Other expense on the statement of operations.

Currency Forward Contract

As of December 31, 2005, we are party to a forward contract to acquire 5 million Euros on January 17, 2006 for $6.0 million. Changes in the fair value of this forward contract subsequent to July 19, 2005 (the date on which we entered into the contract, at which time the fair value was $0) will be recorded as Other expense on our statement of operations. We entered into this contract to guard against weakening in the dollar against the Euro. As of December 31, 2005, we have recorded a liability of $0.1 million related to the fair market value of this derivative financial instrument. We have recorded the aggregate net unrealized loss of $0.1 million for the year ended December 31, 2005 as Other expense on the statement of operations.

Bunker Collar

During the year ended December 31, 2005, we entered into a "costless collar" to obtain a quantity of fuel between $220/metric ton ("MT") and $300/MT. We use this derivative as an economic hedge, but have not designated this derivative as a hedge for accounting purposes. As such, changes in the fair value of the derivative are recorded to our statement of income each reporting period. Under this agreement, we have a right to receive (call option) the amount by which the bunker price on a specified index exceeds $300/MT and an obligation to pay (put option) the amount by which $220/MT exceeds the bunker price on a specified index. The term is for a notional 1,000 MT of bunkers per month for each month in the period between October 1, 2005 and March 31, 2006. As of December 31, 2005, we have recorded an asset of $12,000 related to the fair market value of this economic hedge. We have recorded an aggregate net unrealized gain of $12,000, for the year ended December 31, 2005 as Other expense on the statement of operations.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies. Except for a change in the estimated useful lives of our single-hull vessels effective October 1, 2003 and the increase in residual scrap values of our vessels effective January 1, 2004, we believe that there has been no change in or additions to our critical accounting policies since December 2001.

Revenue Recognition. Revenue is generally recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Our revenues are earned under time charters or voyage contracts. Revenue from time charters is earned and recognized on a daily basis. Certain time charters contain provisions which provide for adjustments to time charter rates based on agreed-upon market rates. Revenue for voyage contracts is recognized based upon the percentage of voyage completion. The percentage of voyage completion is based on the number of voyage days worked at the balance sheet date divided by the total number of days expected on the voyage.

Allowance for Doubtful Accounts. We do not provide any reserve for doubtful accounts associated with our voyage revenues because we believe that our customers are of high creditworthiness and there are no serious issues concerning collectibility. We have had an excellent collection record during the past five years ended December 31, 2005. To the extent that some voyage revenues become uncollectible, the amounts of these revenues would be expensed at that time. We provide a reserve for our demurrage revenues based upon our historical record of collecting these amounts. As of December 31, 2005, we provided a reserve of approximately 14% for these claims, which we believe is adequate in light of our collection history. We periodically review the adequacy of this reserve so that it properly reflects our collection history. To the extent that our collection experience warrants a greater reserve we will incur an expense as to increase this amount in that period.

In addition, certain of our time charter contracts contain speed and fuel consumption provisions. We have a reserve for potential claims, which is based on the amount of cumulative time charter revenue recognized under these contracts which we estimate may need to be repaid to the charterer due to failure to meet these speed and fuel consumption provisions.

Depreciation and Amortization. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our non-single-hull vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life for double-hull and double-sided vessels is consistent with that of other ship owners and with its economic useful life. Depreciation is based on cost less the estimated residual scrap value. Until December 31, 2003, we estimated residual scrap value as the lightweight tonnage of each vessel multiplied by $125 scrap value per ton. Effective January 1, 2004, we changed our estimate of residual scrap value per lightweight ton to be $175, which we believe better approximates the historical average price of scrap steel. An increase in the useful life of the vessel would have the effect of decreasing the annual depreciation charge and extending it into later periods. An increase in the residual scrap value (as was done in 2004) would decrease the amount of the annual depreciation charge. A decrease in the useful life of the vessel would have the effect of increasing the annual depreciation charge. A decrease in the residual scrap value would increase the amount of the annual depreciation charge.

Replacements, Renewals and Betterments. We capitalize and depreciate the costs of significant replacements, renewals and betterments to our vessels over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on our judgment as to expenditures that extend a vessel's useful life or increase the operational efficiency of a vessel. We believe that these criteria are consistent with GAAP and that our policy of capitalization reflects the economics and market values of our vessels. Costs that are not depreciated are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred. If the amount of the expenditures we capitalize for replacements, renewals and betterments to our vessels were reduced, we would recognize the amount of the difference as an expense.

Deferred Drydock Costs. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight-line basis over the period between drydocks. We believe that these criteria are consistent with GAAP guidelines and industry practice, and that our policy of capitalization reflects the economics and market values of the vessels.

Impairment of Long-Lived Assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third party valuations performed on an individual vessel basis.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB 25. This Statement will be effective as of the beginning of the first fiscal year that begins after June 15, 2005. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 regarding the Staff's interpretation of SFAS No. 123R. This interpretation provides the Staff's views regarding interactions between SFAS No. 123R and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. The interpretive guidance is intended to assist companies in applying the provisions of SFAS No. 123R and investors and users of the financial statements in analyzing the information provided. The Company will follow the guidance prescribed in SAB No. 107 in connection with its adoption of SFAS No. 123R.

Entities that used the fair-value-based method for either recognition or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS No. 123. The impact of adopting SFAS No. 123R will result in additional compensation expense during 2006 of approximately $140,000, which the Company does not consider to be material.

SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3," establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under SFAS No. 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS No. 154 carries forward the guidance in APB Opinion 20 "Accounting Changes," requiring justification of a change in accounting principle on the basis of preferability. SFAS No. 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect SFAS No. 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

Related Party Transactions

Through April 2005, we leased office space of approximately 11,000 square feet for our principal executive offices in New York, New York in a building leased by GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, our Chairman, President and Chief Executive Officer. There was no lease agreement between us and GenMar Realty LLC. We paid an occupancy fee on a month to month basis in the amount of $55,000 for use of that space. In April 2005, we moved our executive offices, and ceased using that space and paid that fee at the end of that month.

During the fourth quarter of 2000, we lent $485,467 to Peter C. Georgiopoulos. This loan does not bear interest and is due and payable on demand. The full amount of this loan was outstanding as of December 31, 2005.

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Risk

We are exposed to various market risks, including changes in interest rates. The exposure to interest rate risk relates primarily to our debt. At December 31, 2005, we had $135.0 million of floating rate debt with a margin over LIBOR ranging from 0.75% to 1.0% compared to December 31, 2004 when we had $240.0 million of floating rate debt with margins over LIBOR of 1.0%. Until July 1, 2005, we used interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. As of July 1, 2005, we stopped designating our interest rate swaps as a hedge. The differential to be paid or received under these swap agreements is accrued as interest rates change and was recognized as an adjustment to interest expense through June 30, 2005 and other expense thereafter. As of December 31, 2005 and 2004, we were party to interest rate swap agreements having aggregate notional amounts of $19.5 million and $45.5 million, respectively, which effectively fixed LIBOR on a like amount of principal at rates ranging from 3.985% to 4.75%. If we terminate these swap agreements prior to their maturity, we may be required to pay or receive an amount upon termination based on the prevailing interest rate, time to maturity and outstanding notional principal amount at the time of termination. As of December 31, 2005 the fair value of these swaps was a net asset to us of $25,000. A one percent increase in LIBOR would increase interest expense on the portion of our $115.5 million outstanding floating rate indebtedness that is not economically hedged by approximately $1.2 million per year from December 31, 2005.

Foreign Exchange Rate Risk

The international tanker industry's functional currency is the U.S. Dollar. Virtually all of the Company's revenues and most of its operating costs are in U.S. Dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which is the Euro, as well as British Pounds, Japanese Yen, Singapore Dollars, Australian Dollars and Norwegian Kroners. During the year ended December 31, 2005, at least 18% of the Company's direct vessel operating expenses and general and administrative expenses were denominated in these currencies. The potential additional expense from a 10% adverse change in quoted foreign currency exchange rates, as it relates to all of these currencies, would be approximately $2.4 million for the year ended December 31, 2005.

As of December 31, 2005, we are party to a forward contract to acquire 5 million Euros on January 17, 2006 for $6.0 million. Changes in the fair value of this forward contract subsequent to July 19, 2005 (the date on which we entered into the contract, at which time the fair value was $0) will be recorded as Other expense on our statement of operations. We entered into this contract to guard against weakening in the dollar against the Euro. As of December 31, 2005, we have recorded a liability of $0.1 million related to the fair market value of this derivative financial instrument. We have recorded the aggregate net unrealized loss of $0.1 million for the year ended December 31, 2005, which is classified as Other expense on the statement of operations. A 10% decline in the value of the Euro against the dollar as of December 31, 2005 would have resulted in an additional net unrealized loss of $0.6 million for the year ended December 31, 2005.

Charter Rate Risk

As part of our business strategy, we may from time to time enter into FFAs to hedge and manage market risks relating to the deployment of our existing fleet of vessels. Generally, these FFAs are futures contracts that would bind us and each counterparty in the arrangement to buy or sell a specified tonnage freighting commitment "forward" at an agreed time and price and for a particular route. Our objective would be to hedge and manage market risks as part of our commercial management. During September and October 2005, we entered into four FFAs involving contracts for short positions settled based on the monthly BITR. Our open positions extended to December 2005 and settled on a monthly basis. At December 31, 2005, the FFAs had no aggregate notional value, because the contracts expired on December 31, 2005. As of December 31, 2005, we have recorded a liability of $0.3 million related to the fair market value of these economic hedges. We have recorded an aggregate net realized and unrealized loss of $0.8 million for the year ended December 31, 2005, which is classified as Other expense on the statement of operations. A 10% increase in the BITR would have resulted in an additional net realized and unrealized loss of $0.1 million for the year ended December 31, 2005.

Fuel Price Risk

During the year ended December 31, 2005, we entered into a "costless collar" for each month in the period between October 1, 2005 and March 31, 2006 to obtain a notional 1,000 MT of bunkers per month between $220/MT and $300/MT. We use this derivative as an economic hedge, but we have not designated this derivative as a hedge for accounting purposes. As such, changes in the fair value of the derivative are recorded to our statement of income each reporting period. As of December 31, 2005, we have recorded an asset of $12,000 related to the fair market value of this economic hedge. We have recorded an aggregate net unrealized gain of $12,000, for the year ended December 31, 2005, which is classified as Other expense on the statement of operations. If the average bunker price dropped by 10% on January 1, 2006 from the December 31, 2005 level and stayed at that level until the expiration of this derivative on March 31, 2006, we would not be required to make any payments to the counterparty during 2006.

General Maritime Corporation

Consolidated Balance Sheets

December 31, 2005 and 2004

(dollars in thousands, except per share data)	December 31, 2005	2004
Assets		
Current Assets:		
Cash	$ 96,976	$ 46,921
Due from charterers, net	47,281	73,883
Vessels held for sale	294,527	—
Prepaid expenses and other current assets	32,540	31,341
Total current assets	471,324	152,145
Noncurrent Assets:		
Vessels, net of accumulated depreciation of $118,981 and $280,215, respectively	564,609	1,139,594
Vessel construction in progress	88,485	77,909
Other fixed assets, net	5,212	3,849
Deferred drydock costs, net	12,788	23,101
Deferred financing costs, net	4,463	11,860
Other assets	1,000	13,050
Goodwill	1,245	5,753
Total noncurrent assets	677,802	1,275,116
Total Assets	$1,149,126	$1,427,261
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$ 32,862	$ 36,799
Accrued interest	44	7,321
Current portion of long-term debt	—	40,000
Total current liabilities	32,906	84,120
Noncurrent Liabilities:		
Deferred voyage revenue	2,140	5,558
Long-term debt	135,020	446,597
Other noncurrent liabilities	2,552	—
Derivative liability	383	560
Total noncurrent liabilities	140,095	452,715
Total Liabilities	173,001	536,835
Commitments and Contingencies		
Shareholders' Equity:		
Common stock, $0.01 par value per share; authorized 75,000,000 shares; issued and outstanding 38,040,320 and 37,895,870 shares at December 31, 2005 and December 31, 2004, respectively	380	379
Paid-in capital	473,855	424,021
Restricted stock	(45,516)	(3,646)
Retained earnings	547,406	470,217
Accumulated other comprehensive loss	—	(545)
Total shareholders' equity	976,125	890,426
Total Liabilities and Shareholders' Equity	$1,149,126	$1,427,261

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31, 2005, 2004 and 2003

(dollars in thousands, except per share data)	2005	2004	2003
Voyage Revenues:			
Voyage revenues	$567,901	$701,291	$454,456
Operating Expenses:			
Voyage expenses	137,203	117,955	117,810
Direct vessel expenses	86,681	96,818	91,981
General and administrative	43,989	31,420	22,866
Depreciation and amortization	97,320	100,806	84,925
Gain on sale of vessels	(91,235)	(6,570)	(1,490)
Impairment charge	—	—	18,803
Total operating expenses	273,958	340,429	334,895
Operating Income	293,943	360,862	119,561
Other Expense:			
Interest income	3,482	979	462
Interest expense	(32,400)	(38,831)	(35,505)
Other expense	(52,668)	(7,901)	—
Net other expense	(81,586)	(45,753)	(35,043)
Net income	$212,357	$315,109	$ 84,518
Earnings per common share:			
Basic	$ 5.71	$ 8.51	$ 2.29
Diluted	$ 5.61	$ 8.33	$ 2.26
Weighted average shares outstanding—basic	37,164,321	37,049,266	36,967,174
Weighted average shares outstanding—diluted	37,874,378	37,813,929	37,355,764

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2005, 2004 and 2003

(dollars in thousands, except per share data)	Common Stock	Paid-In Capital	Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total
Balance as of January 1, 2003	$ 376	$ 418,782	$ (3,742)	$ 70,590	$(4,370)		$ 481,636
Net income				84,518		$ 84,518	84,518
Unrealized derivative gains on cash flow hedge					1,890	1,890	1,890
						$ 86,408	
Issuance of 155,000 shares of restricted stock		2,260	(2,260)				—
Restricted stock amortization			689				689
Exercise of stock options	—	147					147
Balance as of December 31, 2003	376	421,189	(5,313)	155,108	(2,480)		568,880
Net income				315,109		$ 315,109	315,109
Unrealized derivative gains on cash flow hedge					1,935	1,935	1,935
						$ 317,044	
Restricted stock amortization			1,667				1,667
Exercise of stock options	3	2,832					2,835
Balance as of December 31, 2004	379	424,021	(3,646)	470,217	(545)		890,426
Comprehensive income:							
Net income				212,357		$ 212,357	212,357
Unrealized derivative gains on cash flow hedge					545	545	545
Comprehensive income						$212,902	
Cash dividends paid				(110,404)			(110,404)
Exercise of stock options	1	1,503					1,504
Issuance of 1,079,600 shares of restricted stock	7	48,331	(48,338)				—
Acquisition and retirement of 677,800 shares of common stock	(7)			(24,764)			(24,771)
Restricted stock amortization			6,468				6,468
Balance as of December 31, 2005	**$380**	**$473,855**	**$(45,516)**	**$ 547,406**	**$ —**		**$ 976,125**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005, 2004 and 2003

(dollars in thousands)	2005	2004	2003
Cash Flows Provided by Operating Activities:			
Net income	$ 212,357	$ 315,109	$ 84,518
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of vessels	(91,235)	(6,570)	(1,490)
Impairment charge	—	—	18,803
Depreciation and amortization	97,320	100,806	84,925
Write-off of deferred financing costs of refinanced credit facilities	5,660	7,901	—
Loss on retirement of Senior Notes	45,778	—	—
Amortization of discount on Senior Notes	243	254	185
Restricted stock compensation expense	6,468	1,667	689
Changes in assets and liabilities:			
Decrease (increase) in due from charterers	26,602	(37,674)	(10,850)
Increase in prepaid expenses and other current and noncurrent assets	(2,811)	(13,502)	(4,819)
(Decrease) increase in other current and noncurrent liabilities	(2,034)	13,548	7,261
(Decrease) increase in accrued interest	(7,277)	(479)	7,441
(Decrease) increase in deferred voyage revenue	(3,418)	(772)	5,586
Deferred drydock costs incurred	(38,039)	(17,050)	(14,137)
Net cash provided by operating activities	249,614	363,238	178,112
Cash Flows Provided (Used) by Investing Activities:			
Purchase of vessels	—	(182,457)	(528,519)
Payments for vessel construction in progress	(10,576)	(77,909)	—
Purchase of other fixed assets	(5,918)	(2,544)	(1,677)
Proceeds from sale of vessels	334,663	94,570	27,277
Acquisition of business, net of cash received	—	(137)	—
Net cash provided (used) by investing activities	318,169	(168,477)	(502,919)
Cash Flows Provided (Used) by Financing Activities:			
Proceeds from Senior Notes offering	—	—	246,158
Long-term debt borrowings	162,788	515,000	275,000
Payments to retire Senior Notes	(286,851)	—	—
Payments to retire credit facilities	(175,000)	(448,305)	—
Principal payments on long-term debt	(30,000)	(59,022)	(91,584)
Net payments on revolving credit facilities	(62,788)	(177,000)	(54,100)
Deferred financing costs paid	(5,256)	(7,203)	(14,590)
Cash released from (placed in) escrow with lender	13,050	(13,050)	—
Payments to acquire and retire common stock	(24,771)	—	—
Proceeds from exercise of stock options	1,504	2,835	147
Cash dividends paid	(110,404)	—	—
Net cash (used) provided by financing activities	(517,728)	(186,745)	361,031
Net increase in cash	50,055	8,016	36,224
Cash, beginning of the year	46,921	38,905	2,681
Cash, end of year	$ 96,976	$ 46,921	$ 38,905
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest (net of amount capitalized)	$ 39,677	$ 39,310	$ 28,064
Restricted stock granted to employees (net of forfeitures)	$ 48,338	$ —	$ 2,260

See notes to consolidated financial statements.

(dollars in thousands, except per share and per ton data)

1. Summary of Significant Accounting Policies

Nature of Business. General Maritime Corporation (the "Company") through its subsidiaries provides international transportation services of seaborne crude oil. The Company's fleet is comprised of both Aframax and Suezmax vessels. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil.

The Company's vessels are primarily available for charter on a spot voyage or time charter basis. Under a spot voyage charter, which generally lasts between two to ten weeks, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed-upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel, canal and port charges are paid by the charterer.

Basis of Presentation. The financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the significant accounting policies followed in the preparation of the accompanying financial statements, which conform to accounting principles generally accepted in the United States of America, is presented below.

Business Geographics. Non-U.S. operations accounted for 100% of revenues and net income. Vessels regularly move between countries in international waters, over hundreds of trade routes. It is therefore impractical to assign revenues or earnings from the transportation of international seaborne crude oil products by geographical area.

Segment Reporting. The Company has determined that it operates in one reportable segment, the transportation of crude oil with its fleet of midsize vessels.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Revenue and Expense Recognition. Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Voyage Charters. Voyage revenues and voyage expenses are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2005 and 2004, the Company has a reserve of approximately $2,093 and $2,320, respectively, against its due from charterers balance associated with demurrage revenues.

Time Charters. Revenue from time charters is recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. Direct vessel expenses are recognized when incurred. As of December 31, 2005 and 2004, the Company has recorded a reserve associated with its estimated performance claims against its due from charterers balance of $6,571 and $2,386, respectively.

Vessels, Net. Vessels, net is stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard for non-single-hull vessels. During the fourth quarter of 2003, management determined that single-hull vessels can only trade until 2010, when regulatory restrictions require their phase-out unless certain conditions are met. Therefore, the Company reduced the estimated useful lives of its single-hull vessels from 25 years to lives ranging from to 19 to 21 years from the date of initial delivery from the shipyard. This change in estimate resulted in an increase in annual depreciation expense of approximately $8,500, or $0.23 per share, through 2009 on the Company's nine single-hull vessels owned as of December 31, 2003. During 2004, the Company sold four of these single-hull vessels. The change in estimate resulted in an increase in annual depreciation expense of approximately $4,700, or $0.13 per share, through 2009 on the Company's

(dollars in thousands, except per share and per ton data)

five remaining single-hull vessels owned as of December 31, 2004. During 2005, the Company sold, or is carrying on its December 31, 2005 balance sheet as held for sale, these five remaining single-hull vessels. Consequently, as of December 31, 2005, there is no additional depreciation expense attributable to any of the Company's single-hull vessels.

Effective January 1, 2004, the Company increased residual scrap value of its vessels from $125 per light weight ton to $175 per light weight ton, which the Company believes better approximates the historical average price of scrap steel. The impact of this change is to reduce depreciation expense on the Company's vessels owned at that time by approximately $3,600, or $0.10 per share, per year subsequent to December 31, 2003.

Depreciation is based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. Undepreciated cost of any asset component being replaced is written off as a component of direct vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred.

Construction in Progress. Construction in progress represents the cost of acquiring contracts to build vessels, installments paid to shipyards, certain other payments made to third parties and interest costs incurred during the construction of vessels (until the vessel is substantially complete and ready for its intended use). During the years ended December 31, 2005 and 2004, the Company capitalized $3,475 and $1,270, respectively, of interest expense.

Other Fixed Assets, Net. Other fixed assets, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	Useful Lives
Furniture, fixtures and other equipment	10 years
Vessel equipment	5 years
Computer equipment	4 years

Impairment of Long-Lived Assets. The Company follows Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

Deferred Drydock Costs, Net. Approximately every 30 to 60 months the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the drydocks as they occur and amortizes these costs on a straight-line basis over the period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the statement of operations. For the years ended December 31, 2005, 2004 and 2003, amortization was $17,957, $11,783 and $7,072, respectively. Accumulated amortization as of December 31, 2005 and 2004 was $3,052 and $15,878, respectively.

Deferred Financing Costs, Net. Deferred financing costs include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized over the life of the related debt, which is included in depreciation and amortization. Amortization was $1,968, $3,142 and $3,468 for the years ended December 31, 2005, 2004 and 2003, respectively. Accumulated amortization as of December 31, 2005 and 2004 was $102 and $2,070, respectively.

Goodwill. As of January 1, 2002, the Company adopted the provisions for SFAS No. 142 "Goodwill and Other Intangible Assets." This statement requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually and written down with a charge to operations when the carrying amount exceeds the estimated fair value. Prior to the adoption of SFAS No. 142, the Company amortized goodwill. The amount of such unamortized goodwill was $5,753 as of January 1, 2002 related to the Company's acquisition in June 2001 of a technical management company. In accordance with SFAS No. 142 the Company discontinued the amortization of goodwill effective January 1, 2002. During 2005, in connection with the reclassification of 26 vessels to vessels held for sale, $4,508 of the goodwill associated with certain of these vessels was reclassified to Vessels held for sale leaving a balance at December 31, 2005 of $1,245. The Company determined that there was no impairment of goodwill as of the transition date and during the years ended December 31, 2005, 2004 and 2003.

Income Taxes. The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal

Revenue Code, the Company is exempt from U.S. income tax on its income attributable to the operation of vessels in international commerce. Pursuant to various tax treaties, the Company's shipping operations are not subject to foreign income taxes. Therefore, no provision for income taxes is required.

Deferred Voyage Revenue. Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned in the appropriate future periods.

Comprehensive Income. The Company follows Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income less charges related to the adoption and implementation of SFAS No. 133.

Stock-Based Compensation. The Company follows the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" to account for its stock option plan. The Company provides pro forma disclosure of net income and earnings per share as if the accounting provision of SFAS No. 123, "Accounting for Stock-Based Compensation" had been adopted. Options granted are exercisable at prices equal to the fair market value of such stock on the dates the options were granted. The fair values of the options were determined on the date of grant using a Black-Scholes option-pricing model. These options were valued based on the following assumptions: an estimated life of five years for all options granted, volatility of 53%, 47%, 63% and 54% for options granted during 2004, 2003, 2002 and 2001, respectively, risk free interest rate of 3.85%, 3.5%, 4.0% and 5.5% for options granted during 2004, 2003, 2002 and 2001, respectively, and no dividend yield for any options granted. The fair value of the 860,000 options to purchase common stock granted on June 12, 2001 is $8.50 per share. The fair value of the 143,500 options to purchase common stock granted on November 26, 2002 is $3.42 per share. The fair value of the 50,000, 12,500 and 29,000 options to purchase common stock granted on May 5, 2003, June 5, 2003 and November 12, 2003 is $3.95 per share, $4.52 per share, and $6.61 per share, respectively. The fair value of the 20,000 options to purchase common stock granted on May 20, 2004 is $11.22 per share.

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods recommended by SFAS No. 123, the Company's net income and net income per share for the years ended December 31, 2005, 2004 and 2003, would have been stated at the pro forma amounts indicated below:

	2005	2004	2003
Net income:			
As reported	$212,357	$315,109	$84,518
Stock-based compensation expense using the fair value method	309	458	201
Pro forma	$212,048	$314,651	$84,317
Earnings per common share (as reported):			
Basic	$ 5.71	$ 8.51	$ 2.29
Diluted	$ 5.61	$ 8.33	$ 2.26
Earnings per common share (*pro forma*):			
Basic	$ 5.71	$ 8.49	$ 2.28
Diluted	$ 5.60	$ 8.32	$ 2.26

Accounting Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share. Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Fair Value of Financial Instruments. The estimated fair values of the Company's financial instruments other than its Senior Notes approximate their individual carrying amounts as of December 31, 2005 and 2004 due to their short-term maturity or the variable-rate nature of the respective borrowings. The estimated fair value of the Company's Senior Notes is based on quoted market prices.

Derivative Financial Instruments. In addition to interest rate swaps described below, the Company is party to other derivative financial instruments to guard against the risks of (a) a weakening U.S. Dollar that would make future Euro-based expenditure more costly, (b) rising fuel costs which would increase future voyage expenses, and (c) declines in future spot market rates, which would reduce revenues on future voyages of vessels trading on the spot market. The Company considers the derivative financial instruments the Company has entered to be economic hedges against these risks, although

(dollars in thousands, except per share and per ton data)

they do not qualify as hedges for accounting purposes. As such, the Company records the fair value of the derivative financial instruments on its balance sheet as a net Derivative liability or asset, as applicable. Changes in fair value in the derivative financial instruments, as well as payments made to, or received from counterparties, to periodically settle the derivative transactions, are recorded as Other expense or income on the statement of operations as applicable.

Interest Rate Risk Management. The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs. Significant interest rate risk management instruments held by the Company during the years ended December 31, 2005, 2004 and 2003 included pay-fixed swaps. As of December 31, 2005, the Company is party to pay-fixed interest rate swap agreements that expire in 2006 which effectively convert floating rate obligations to fixed rate instruments. During the years ended December 31, 2005, 2004 and 2003, the Company recognized a credit to other comprehensive loss (OCI) of $545, $1,935 and $1,890, respectively. The aggregate asset (liability) in connection with a portion of the Company's interest rate swaps as of December 31, 2005 and 2004 was $25 and $(560), respectively, and is presented as Derivative liability for cash flow hedge on the balance sheet.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk are trade receivables. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2005.

Recent Accounting Pronouncements. In December 2004, the FASB issued SFAS No. 123R that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB 25. This Statement will be effective as of the beginning of the first fiscal year that begins after June 15, 2005. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 regarding the Staff's interpretation of SFAS No. 123R. This interpretation provides the Staff's views regarding interactions between SFAS No. 123R and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. The interpretive guidance is intended to assist companies in applying the provisions of SFAS No. 123R and investors and users of the financial statements in analyzing the information provided. The Company will follow the guidance prescribed in SAB No. 107 in connection with its adoption of SFAS No. 123R.

Entities that used the fair-value-based method for either recognition or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS No. 123. The effects of the adoption of SFAS 123R on prior periods are presented in the Stock-Based Compensation section of this footnote. Besides the effect of stock options previously issued, the Company believes that the adoption of SFAS No. 123R will result in additional compensation expense during 2006 of approximately $140 which the Company does not consider to be material.

SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3," establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under SFAS No. 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS No. 154 carries forward the guidance in APB Opinion 20 "Accounting Changes," requiring justification of a change in accounting principle on the basis of preferability. SFAS No. 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect SFAS No. 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

2. Acquisitions

During the period from March 2003 to May 2003, the Company acquired 19 vessels from an unaffiliated entity consisting of 14 Suezmax vessels and five Aframax vessels. The aggregate purchase price of these vessels was $525,000, which was financed through the use of cash and borrowings under the Company's existing revolving credit facilities together with the incurrence of additional debt described in Note 8.

In March 2004, the Company agreed to acquire three Aframax vessels, two Suezmax vessels, four newbuilding Suezmax contracts and a technical management company from an unaffiliated entity for cash. The three Aframax vessels, two Suezmax vessels and the technical management company were acquired between April and June 2004. The four newbuilding Suezmax contracts were acquired in July 2004. The purchase price of these assets was approximately $248,100, which were financed through cash on hand and borrowings under the Company's then existing revolving credit facilities. This $248,100 purchase price was allocated as follows: $180,599 for the five vessels, $67,242 for the four newbuilding Suezmax contracts and $266 for the technical management company, the net assets of which are comprised of $107 of cash, other current assets of $738, noncurrent assets of $82 and current liabilities of $661. In addition, $8,777 was paid to the shipyard as an installment on the construction price of the four newbuilding contracts.

The remaining installments on the four newbuilding Suezmax contracts to be paid by the Company subsequent to December 31, 2005 aggregate $146,339 and are payable as follows: $71,310 in 2006, $42,444 in 2007 and $32,585 in 2008.

3. Earnings Per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the exercise of all dilutive stock options (see Note 16) using the treasury stock method and the lapsing of restrictions on unvested restricted stock awards (see Note 17), for which the assumed proceeds upon lapsing the restrictions are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. For the years ended December 31, 2005 and 2004, all stock options were considered to be dilutive. For the year ended December 31, 2003, 267,000 stock options were excluded from the computation of diluted earnings per common share as they were anti-dilutive.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Year Ended December 31,		
	2005	2004	2003
Common shares outstanding, basic:			
Weighted average common shares outstanding, basic	37,164,321	37,049,266	36,967,174
Common shares outstanding, diluted:			
Weighted average common shares outstanding, basic	37,164,321	37,049,266	36,967,174
Stock options	58,306	111,572	52,176
Restricted stock awards	651,751	653,091	336,414
Weighted average common shares outstanding, diluted	37,874,378	37,813,929	37,355,764

During January 2006, the Company acquired and retired 4,442,756 shares of its common stock for $164,355.

4. Impairment Charge/Gain on Sale of Vessels

During 2003, a 1980-built single-hull Aframax vessel and a 1981-built single-hull Aframax vessel, which were classified as vessels held for sale as of December 31, 2002, were sold, resulting in an aggregate gain on sale of vessels of $2,664. Also during 2003, three double-bottom Aframax vessels acquired in 2003 were sold, in order to reduce the age profile of the Company's fleet, for an aggregate loss on sale of vessels of $1,174. Of these three vessels, two were delivered to their new owners in 2003 and one was delivered to its new owner in February 2004.

(dollars in thousands, except per share and per ton data)

In December 2003, the International Maritime Organization adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase-out of certain single-hull vessels from 2015 to 2010, unless the flag state extends the date to 2015. Management determined that the useful lives of its nine single-hull vessels would end in 2010, which is four to six years earlier than the 25-year useful lives the vessels had previously been ascribed. Because of the reduction in the useful lives of these single-hull vessels, an impairment evaluation was performed in accordance with the guidelines of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The completion of the Company's evaluation indicated that the carrying value of five of its nine single-hull vessels exceeded the expected undiscounted future cash flows attributable to these assets, resulting in an impairment. The total impairment charge recognized during the fourth quarter of 2003 was $18,803. In accordance with the Company's policy, the impairment loss was determined to be equal to the amount by which the carrying value of these five vessels exceeded their estimated fair value. Fair values were determined using fair valuations performed by third parties.

In addition to the impairment charge taken on five single-hull vessels, effective October 1, 2003, the estimated useful lives of the nine single-hull vessels were reduced to useful lives ranging from 19 to 21 years. This change in estimate resulted in an increase in annual depreciation expense of approximately $8,500 through 2009 on the Company's nine single-hull vessels owned as of December 31, 2003. During 2004, the Company sold four of these single-hull vessels. This change in estimate resulted in an increase in annual depreciation expense of approximately $4,700 through 2009 on the Company's five remaining single-hull vessels owned as of December 31, 2004.

During July 2004, the Company agreed to sell four of its single-hull Suezmax vessels in order to reduce the number of single-hull vessels in the Company's fleet. These vessels were sold during August and October 2004 for aggregate net proceeds of approximately $84,182, for a gain on sale of vessels of $6,570.

During 2005, the Company agreed to sell its four single-hull Suezmax vessels, its six double-sided Suezmax vessels, its one single-hull Aframax vessel and its six double-sided Aframax vessels in order to transform the Company's fleet to exclusively double-hull vessels. In addition, as of December 31, 2005, the Company reclassified its nine Aframax OBO vessels from Vessels to Vessels held for sale. The Company decided to sell these vessels to reduce the average age of its fleet. Through December 31, 2005, 13 of these vessels were delivered to their new owners for aggregate net proceeds of $334,663, and a net gain on sale of vessels of $91,235. The aggregate book value of remaining three single-hull Suezmax vessels, one double-sided Aframax vessel and nine Aframax OBO vessels of $294,527 are carried as Vessels held for sale on the Company's balance sheet as of December 31, 2005. The three single-hull Suezmax vessels and one double-sided Aframax vessel were delivered to their new owners in January 2006.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2005	December 31, 2004
Bunkers and lubricants inventory	$13,699	$16,734
Insurance claims receivable	9,447	7,108
Other	9,394	7,499
Total	$32,540	$31,341

Insurance claims receivable consist substantially of payments made by the Company for repairs of vessels that the Company expects to recover from insurance.

6. Other Fixed Assets

Other fixed assets consist of the following:

	December 31, 2005	December 31, 2004
Other fixed assets:		
Furniture, fixtures and equipment	$4,113	$1,050
Vessel equipment	740	2,881
Computer equipment	1,118	978
Total cost	5,971	4,909
Less: accumulated depreciation	759	1,060
Total	$5,212	$3,849

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2005	December 31, 2004
Accounts payable	$11,756	$14,839
Accrued operating	16,463	17,763
Accrued administrative	4,643	4,197
Total	$32,862	$36,799

8. Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2005	2004
2004 Credit Facility		
Term Loan	$ —	$205,000
Revolving Credit Facility	—	35,000
2005 Credit Facility	135,000	—
Senior Notes, net of discount	20	246,597
Total	135,020	486,597
Less: current portion of long-term debt	—	40,000
Long-term debt	$135,020	$446,597

2005 Credit Facility

On October 26, 2005, the Company entered into an $800,000 revolving credit facility (the "2005 Credit Facility") with a syndicate of commercial lenders. The 2005 Credit Facility has been used to refinance the existing term borrowings under the Company's 2004 Credit Facility described below (the "2005 Refinancing"). Pursuant to the 2005 Refinancing, the Company repaid $175,000 outstanding under the term loan of the Company's 2004 Credit Facility primarily by making an initial drawdown of $162,788 and using the $13,050 cash held in escrow described below.

Upon consummating the 2005 Refinancing, unamortized deferred financing costs associated with the 2004 Credit Facility aggregating $5,660 was written off as a non-cash charge in October 2005. This non-cash charge is classified as Other expense on the statement of operations. In connection with the 2005 Refinancing, the Company incurred deferred financing costs of $4,565.

The 2005 Credit Facility provides a four year nonamortizing revolving loan with semiannual reductions of $44,500 beginning October 26, 2009 and a bullet reduction of $533,000 at the end of year seven. Up to $50,000 of the 2005 Credit Facility will be available for the issuance of stand by letters of credit to support obligations of the Company and its subsidiaries that are reasonably acceptable to the issuing lenders under the facility. As of December 31, 2005, the Company has outstanding letters of credit aggregating $2,608 which expire between January and December 2006, leaving $47,392 available to be issued.

The 2005 Credit Facility permits the Company to pay out dividends under its current policy, repurchase shares of its common stock and repurchase the Company's Senior Notes in accordance with its terms and conditions. This facility allows the Company to pay dividends or repurchase its common stock in an amount not exceeding the net proceeds from the sale of all non-collateralized vessels, including the 13 vessels the Company sold during November and December 2005 and the 13 vessels the Company has classified as held for sale as of December 31, 2005. In addition, the Company is permitted to pay dividends with respect to any fiscal quarter up to an amount equal to EBITDA (as defined) for such fiscal quarter less fleet renewal reserves, which are established by the Company's Board of Directors, net interest expense and cash taxes, in the event taxes are paid, for such fiscal quarter.

The 2005 Credit Facility carries an interest rate of LIBOR plus 75 basis points (or, depending on the Company's long-term foreign issuer credit rating and leverage ratio, 100 basis points) on the outstanding portion and a commitment fee of 26.25 basis points on the unused portion. As of December 31, 2005, $135,000 of the facility is outstanding. The facility is collateralized by, among other things, 17 of the Company's double-hull vessels and its four newbuilding Suezmax contracts, with carrying values as of December 31, 2005 of $564,609 and $88,485, respectively, as well as the Company's equity interests in its subsidiaries that own these assets, insurance proceeds of the collateralized vessels, and certain deposit accounts related to the vessels. Each subsidiary of the Company with an ownership interest in these vessels or which has otherwise guaranteed the Company's Senior Notes also provides an unconditional guaranty of amounts owing under the 2005 Credit Facility. The Company's remaining 13 vessels (all of which are classified as Vessels held for sale as of December 31, 2005) are unencumbered.

The Company's ability to borrow amounts under the 2005 Credit Facility is subject to satisfaction of certain customary conditions precedent, and compliance with terms and conditions included in the credit documents. The various covenants in the 2005 Credit Facility are generally consistent with the types of covenants that were applicable under the 2004 Credit Facility. These covenants include, among other things, customary restrictions on the Company's ability to incur indebtedness or grant liens, pay dividends or make stock repurchases (except as otherwise permitted as described above), engage in businesses other than those engaged in on the effective date of the credit facility and similar or related businesses, enter into transactions with affiliates, amend its governing documents or documents related to its Senior Notes, and merge, consolidate, or dispose of assets. The Company is also required to comply with various ongoing financial covenants, including with respect to the Company's leverage ratio, minimum cash balance, net worth, and collateral maintenance. If the Company does not comply with the various financial and other covenants

(dollars in thousands, except per share and per ton data)

and requirements of the 2005 Credit Facility, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the facility.

2004 Credit Facility—Refinanced by the 2005 Credit Facility

On July 1, 2004, the Company closed on an $825,000 senior secured bank financing facility ("2004 Credit Facility") consisting of a term loan of $225,000 and a revolving loan of $600,000. The term loan had a five year maturity at a rate of LIBOR plus 1.0% and was to amortize on a quarterly basis with 19 payments of $10,000 and one payment of $35,000. The revolving loan component, which did not amortize, had a five year maturity at a rate of LIBOR plus 1.0% on the used portion and a 0.5% commitment fee on the unused portion.

Concurrent with the closing of the 2004 Credit Facility, pursuant to which the Company borrowed $225,000 under the term loan and $290,000 under the revolving credit facility, the Company retired its existing First, Second and Third Credit Facilities described below (the "Refinancing"). At the time of the Refinancing, the 2004 Credit Facility was secured by the 42 vessels which collateralized the First, Second and Third Credit Facilities and the five vessels described in Note 2 which were acquired during 2004. In addition, each of the Company's subsidiaries which had an ownership interest in any vessel that was secured by the 2004 Credit Facility had provided unconditional guaranties of all amounts owing under the 2004 Credit Facility. Deferred financing costs incurred relating to the 2004 Credit Facility aggregated $6,905.

Upon consummating the Refinancing, unamortized deferred financing costs associated with the First, Second and Third Credit Facilities aggregating $7,886 was written off as a non-cash charge in July 2004. This non-cash charge is classified as Other expense on the statement of operations.

As described in Note 4, in August and October 2004, the Company sold four single-hull Suezmax vessels. Pursuant to amendments to the 2004 Credit Facility, the Company was permitted, until August 2006 to substitute as collateral future vessel acquisitions with a fair value equivalent to the vessels sold. Had this amendment not been agreed to, the Company would, upon the sale of these four vessels, have had to repay $13,050 associated with the $225,000 term loan and the $600,000 revolving credit facility would have been permanently reduced by $35,194. In accordance with amendments to the 2004 Credit Facility, the Company placed $13,050 in escrow which will be returned to the Company if collateral is substituted as described above. This amount of cash held in escrow is classified as Other assets on the Company's balance sheet. Pursuant to the 2005 Refinancing, these funds were used to repay a portion of the 2004 Credit Facility.

Under this credit facility, the Company was required to maintain certain ratios such as: vessel market values to total outstanding loans and undrawn revolving credit facilities, EBITDA to net interest expense and to maintain minimum levels of working capital. In addition, the 2004 Credit Facility, as amended, permitted the Company to pay dividends with respect to any fiscal quarter up to an amount equal to EBITDA (as defined) for such fiscal quarter less fleet renewal reserves, which are established by the Company's Board of Directors, net interest expense and cash taxes, in the event taxes are paid, for such fiscal quarter. Such amount was to be reduced to the extent that the aggregate amount permitted to be paid for dividends for all fiscal quarters since January 1, 2005 is a negative amount. However, the Company would not have been permitted to pay dividends if certain significant defaults as defined under the 2004 Credit Facility were to occur. During the year ended December 31, 2005, the Company paid dividends of $110,404.

First, Second and Third Credit Facilities—Refinanced by the 2004 Credit Facility

The First Credit Facility was comprised of a $200,000 term loan and a $100,000 revolving loan. The First Credit Facility was to mature on June 15, 2006. The term loan was repayable in quarterly installments. The principal of the revolving loan was to be payable at maturity. The First Credit Facility bore interest at LIBOR plus 1.5%. The Company was obligated to pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. Due to the sale of three of the Aframax vessels securing the First Credit Facility, the revolving loan facility was reduced to $96,519. As of June 30, 2004, the Company had $69,493 outstanding on the term loan and $50,000 outstanding on the revolving loan. All of these outstanding balances were repaid during the Refinancing on July 1, 2004. The Company's obligations under the First Credit Facility were secured by 17 vessels.

The Second Credit Facility consisted of a $115,000 term loan and a $50,000 revolving loan. The Second Credit Facility was to mature on June 27, 2006. The term loan was repayable in quarterly installments. The principal of the revolving loan was to be payable at maturity. The Second Credit Facility bore interest at LIBOR plus 1.5%. The Company was obligated to pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. As of June 30, 2004, the Company had $45,000 outstanding on the term loan and $50,000 outstanding on the revolving loan. All of these outstanding balances were repaid during the Refinancing on July 1, 2004. The Company's obligations under the Second Credit Facility agreements were secured by nine vessels.

On March 11, 2003, in connection with the 19 vessels acquired by the Company as discussed in Note 2, the Company entered into commitments for $450,000 in credit facilities. These credit facilities were comprised of a first priority $350,000 amortizing term loan (the "Third Credit Facility") and a second priority $100,000 nonamortizing term loan (the "Second Priority Term Loan"). Pursuant to the issuance of the Senior Notes described below, the Third Credit Facility was reduced to $275,000 (such reduction from $350,000 is treated as a prepayment of the first six installments due under this facility) and the Second Priority Term Loan was eliminated. The Third Credit Facility was to mature on March 10, 2008, was to be repayable in 19 quarterly installments and bore interest at LIBOR plus 1.625%. As of June 30, 2004, the Company had outstanding $233,812 on the Third Credit Facility. This outstanding balance was repaid during the Refinancing on July 1, 2004. The Company's obligations under the Third Credit Facility were secured by 16 vessels.

Interest rates during the year ended December 31, 2005 ranged from 3.44% to 5.06% on the 2004 and 2005 Credit Facilities.

Interest Rate Swap Agreements

In August and October 2001, the Company entered into interest rate swap agreements with foreign banks to manage interest costs and the risk associated with changing interest rates. At their inception, these swaps had notional principal amounts equal to 50% the Company's outstanding term loans under its First and Second Credit Facilities. The notional principal amounts amortize at the same rate as the term loans. The interest rate swap agreement entered into during August 2001 hedged the First Credit Facility, described above, to a fixed rate of 6.25%. This swap agreement terminates on June 15, 2006. The interest rate swap agreement entered into during October 2001 hedged the Second Credit Facility, described above, to a fixed rate of 5.485%. This swap agreement terminates on June 27, 2006. The differential to be paid or received for these swap agreements was recognized as an adjustment to interest expense as incurred through June 30, 2005. As of December 31, 2005, the outstanding notional principal amount on the swap agreements entered into during August 2001 and October 2001 are $9,000 and $10,500, respectively. The changes in the notional principal amounts of the swaps during the years ended December 31, 2005 and 2004 are as follows:

	December 31,	
	2005	2004
Notional principal amount, beginning of year	$ 45,500	$ 71,500
Amortization of swaps	(26,000)	(26,000)
Notional principal amount, end of the year	$ 19,500	$ 45,500

The Company has determined that, through June 30, 2005, these interest rate swap agreements, which effectively hedged the Company's First and Second Credit Facilities continued to effectively hedge, but not perfectly, the Company's 2004 Credit Facility. As of July 1, 2005, the Company stopped designating its interest rate swaps as a hedge.

Interest expense pertaining to interest rate swaps for the years ended December 31, 2005, 2004 and 2003 was $338, $1,873 and $2,919, respectively.

The Company would have received (paid) approximately $25 and $(560) to settle all outstanding swap agreements based upon their aggregate fair values as of December 31, 2005 and 2004, respectively. This fair value is based upon estimates received from financial institutions.

Senior Notes

On March 20, 2003, the Company issued $250,000 of 10% Senior Notes which are due March 15, 2013. Interest is paid on the Senior Notes each March 15 and September 15. The Senior Notes are general unsecured, senior obligations of the Company. The proceeds of the Senior Notes, prior to payment of fees and expenses, were $246,158. The Senior Notes contain incurrence covenants which, among other things, restrict the Company's future ability to incur future indebtedness and liens, to apply the proceeds of asset sales freely, to merge or undergo other changes of control and to pay dividends, and required the Company to apply a portion of its cash flow during 2003 to the reduction of its debt under our First, Second and Third facilities. As of December 31, 2004, the discount on the Senior Notes is $3,403. This discount is being amortized as interest expense over the term of the Senior Notes using the effective interest method. The Senior Notes are guaranteed by all of the Company's present subsidiaries and future "restricted" subsidiaries (all of which are 100% owned by the Company). These guarantees are full and unconditional and joint and several with the parent company General Maritime Corporation. The parent company, General Maritime Corporation, has no independent assets or operations. Additionally, certain defaults on other debt instruments, such as failure to pay interest or principal when due, are deemed to be a default under the Senior Notes agreement.

Between September 23, 2005 and culminating on December 30, 2005 with a cash tender offer, the Company purchased and retired $249,980 par value of its Senior Notes for cash payments aggregating $286,851. Pursuant to these purchases, the Company recorded a loss of $40,753, which represents the amount by which the cash paid exceeds the carrying value of the Senior Notes as well as associated brokerage and legal fees. In addition, the Company wrote off the unamortized deferred financing costs associated with the

(dollars in thousands, except per share and per ton data)

Senior Notes of $5,025 as a non-cash charge. Both the loss on retirement and the write-off of the unamortized deferred financing costs are classified as Other expense on the statement of operations.

In accordance with the terms of its Senior Notes, the Company cannot make cumulative "restricted payments" in excess of the sum of (1) 50% of net income earned subsequent to December 31, 2002, (2) cash proceeds from common stock issued subsequent to December 31, 2002, and (3) $25,000. "Restricted payments" principally include dividends, purchases of the Company's common stock, and repayments of debt subordinate to the Senior Notes prior to their maturity.

In January 2006, pursuant to the completion of the cash tender offer, the second supplemental indenture entered into in connection with the Senior Notes (the "Second Supplemental Indenture") became operative. The Second Supplemental Indenture amends the indenture under which the Senior Notes were issued (the "Indenture"), to eliminate substantially all of the restrictive covenants and certain default provisions in the Indenture (the "Amendments"). The Amendments are binding upon holders of Senior Notes who did not tender their Senior Notes pursuant to the cash tender offer even though such holders have not consented to the Amendments.

As of December 31, 2005, the Company is in compliance with all of the financial covenants under its 2005 Credit Facility and its Senior Notes.

Based on borrowings as of December 31, 2005, aggregate maturities under the Senior Notes and the 2005 Credit Facility are as follows:

	2005 Credit Facility	Senior Notes	Total
Period Ending December 31,			
2006	$ —	$—	$ —
2007	—	—	—
2008	—	—	—
2009	—	—	—
2010	—	—	—
Thereafter	135,000	20	135,020
	$135,000	$20	$135,020

Interest expense under all of the Company's credit facilities, Senior Notes and interest rate swaps aggregated $32,400, $38,831 and $35,505 for the years ended December 31, 2005, 2004 and 2003, respectively.

9. Derivative Financial Instruments

As of December 31, 2005, the Company is party to the following derivative financial instruments:

Interest Rates. The Company is party to two pay-fixed interest rate swap agreements that expire in June 2006 which, through June 30, 2005, effectively converted floating rate obligations to fixed rate instruments. Effective during the third quarter of 2005, the Company has stopped designating its interest rate swaps as a hedge. During the years ended December 31, 2005, 2004 and 2003, the Company recognized a derivative gain on cash flow hedge, a component of other comprehensive loss, to Accumulated other comprehensive loss of $545, $1,935 and $1,890, respectively. The aggregate recorded asset (liability) in connection with the Company's interest rate swaps as of December 31, 2005 and 2004 was $25 and $(560), respectively, and is presented as a component of Derivative liability on the balance sheet. The Company has recorded an aggregate net realized and unrealized loss of $76, for the year ended December 31, 2005, which is classified as Other expense on the statement of operations.

Foreign Currency. The Company is party to a forward contract to acquire 5 million Euros on January 17, 2006 for $6,033. Changes in the fair value of this forward contract subsequent to July 19, 2005 (the date on which the Company entered into the contract, at which time the fair value was $0) will be recorded as Other expense on the Company's statement of operations. The Company entered into this contract to guard against weakening in the dollar against the Euro. As of December 31, 2005, the Company has recorded a liability of $126 related to the fair market value of this derivative financial instrument. The Company has recorded an aggregate net unrealized loss of $126, for the year ended December 31, 2005, which is classified as Other expense on the statement of operations.

Fuel. During the year ended December 31, 2005, the Company entered into a "costless collar" to obtain a quantity of fuel between $220/metric ton ("MT") and $300/MT. The Company uses this derivative as an economic hedge to the Company, but has not designated this derivative as a hedge for accounting purposes. As such, changes in the fair value of the derivative are recorded to the Company's statement of income each reporting period. Under this agreement, the Company has a right to receive (call option) the amount by which the bunker price on a specified index exceeds $300/MT and an obligation to pay (put option) the amount by which $220/MT exceeds the bunker price on a specified index. The term is for a notional 1,000 MT of bunkers per month for each month in the period between October 1, 2005 and March 31, 2006. As of December 31, 2005, the Company has recorded an asset of $12 related to the fair market value of this economic hedge. The Company has recorded an aggregate net unrealized gain of $12 for the year ended December 31, 2005, which is classified as Other expense on the statement of operations.

Freight Rates. During September and October 2005, the Company entered into four forward freight agreements ("FFA"). The Company uses FFAs as economic hedges to the Company, but has not designated FFA as hedges for accounting purposes, and, as such, changes in the fair value of FFAs are recorded to the Company's statement of income each reporting period. These FFAs involve contracts to provide a fixed number of theoretical voyages at fixed rates. The FFA contracts settle based on the monthly Baltic Tanker Index ("BITR"). The BITR averages rates received in the spot market by cargo type, crude oil and refined petroleum products, and by trade route. The duration of a contract can be one month, quarterly or up to two years (currently our open positions extend to December 2005) with open positions settling on a monthly basis. The Company has taken short positions in FFA contracts, which reduce a portion of the Company's exposure to the spot charter market by creating synthetic time charters. At December 31, 2005, the FFAs had no aggregate notional value, because the contracts expired on December 31, 2005. The notional amount is based on a computation of the quantity of cargo (or freight) the contract specifies, the contract rate (based on a certain trade route) and a flat rate determined by the market on an annual basis. Each contract is marked to market for the specified cargo and trade route. The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date. As of December 31, 2005, the Company has recorded a liability of $294 related to the fair market value of these economic hedges. The Company has recorded the aggregate net realized and unrealized loss of $849, for the year ended December 31, 2005, which is classified as Other expense on the statement of operations.

10. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2005		December 31, 2004	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 96,976	$ 96,976	$ 46,921	$ 46,921
Floating rate debt	135,000	135,000	240,000	240,000
Senior Notes	20	23	246,597	288,750
Derivative financial instruments—net liability position	383	383	560	560

The fair value of term loans and revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the variable-rate loans. The fair value of interest rate swaps (used for purposes other than trading) is the estimated amount the Company would pay to terminate swap agreements at the reporting date, taking into account current interest rates and the current credit-worthiness of the swap counterparties. The fair value of the Senior Notes has been determined based quoted market prices as of December 31, 2005 and 2004.

11. Revenue from Time Charters

Total revenue earned on time charters for the years ended December 31, 2005, 2004 and 2003 was $86,225, $87,944 and $58,743, respectively. Future minimum time charter revenue, based on vessels committed to non-cancelable time charter contracts, and excluding any performance claims, as of December 31, 2005 will be $33,212 during 2006.

12. Lease Payments

In February 2004, the Company entered into an operating lease for an aircraft. The lease has a term of five years and requires monthly payments by the Company of $125.

In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $110 per month from October 1, 2005 to September 30, 2010, $119 per month from October 1, 2010 to

(dollars in thousands, except per share and per ton data)

September 30, 2015 and $128 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to September 30, 2020 is $105.

Future minimum rental payments on the above leases for the next five years are as follows: 2006—$2,817, 2007—$2,817, 2008—$2,817, 2009—$1,442, 2010—$1,344, thereafter—$14,456.

13. Significant Customers

For the years ended December 31, 2005 and 2003, the Company did not earn 10% or more of its voyage revenues from any single customer. For the year ended December 31, 2004, the Company earned $108,034 from one customer which represented 15.4% of voyage revenues.

14. Related Party Transactions

The following are related party transactions not disclosed elsewhere in these financial statements:

Through April 2005, the Company rented office space as its principal executive offices in a building currently leased by GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, the Chairman and Chief Executive Officer of the Company. There is no lease agreement between the Company and GenMar Realty LLC. The Company paid an occupancy fee on a month to month basis in the amount of $55. For the years ended December 31, 2005, 2004 and 2003, the Company's occupancy fees were $220, $660 and $660, respectively.

During 2000, the Company loaned $486 to Mr. Peter C. Georgiopoulos. This loan is included in prepaid expenses and other current assets. This loan does not bear interest and is due and payable on demand. The full amount of this loan was outstanding as of December 31, 2005.

During the years ended December 31, 2005, 2004 and 2003, the Company incurred legal services (primarily in connection with vessel acquisitions and dispositions in each period as well as flag changes of certain vessels in 2004) aggregating $150, $284 and $249, respectively, from the father of Mr. Peter Georgiopoulos. As of December 31, 2005 and 2004, the Company owes $138 and $0, respectively, to the father of Mr. Georgiopoulos.

During July 2005, Genco Shipping & Trading Limited ("Genco"), a company whose Chairman is Peter C. Georgiopoulos, chartered the Company's corporate aircraft. In October 2005, the Company billed Genco $113, which was paid by Genco during 2005.

In July 2004, the Company paid $200 of professional fees associated with its 2004 acquisitions described in Note 2 to American Marine Advisors, Inc., a company which has a senior vice president that is also a member of the Company's board of directors.

15. Savings Plan

In November 2001, the Company established a 401(k) Plan (the "Plan") which is available to full-time employees who meet the Plan's eligibility requirements. This Plan is a defined contribution plan, which permits employees to make contributions up to 25 percent of their annual salaries with the Company matching up to the first three percent until April 2003 and six percent thereafter. The matching contribution vests immediately. During 2005, 2004 and 2003, the Company's matching contribution to the Plan was $354, $272 and $178, respectively.

16. Stock Option Plan

On June 10, 2001, the Company adopted the General Maritime Corporation 2001 Stock Incentive Plan. Under this plan the Company's compensation committee, another designated committee of the board of directors or the board of directors, may grant a variety of stock-based incentive awards to employees, directors and consultants whom the compensation committee (or other committee or the board of directors) believes are key to the Company's success. The compensation committee may award incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock and performance shares.

On May 5, 2003, the Company granted options to purchase 50,000 shares of common stock to the Company's chief financial officer at an exercise price of $8.73 (the closing price on the date of grant). These options were scheduled to vest in four equal installments on each of the first four anniversaries of the date of grant. During 2003, all of these options were forfeited.

On June 5, 2003, the Company granted options to purchase an aggregate of 12,500 shares of common stock to five outside directors of the Company at an exercise price of $9.98 (the closing price on the date of grant). These options will vest in four equal installments on each of the first four anniversaries of the date of grant.

On November 12, 2003, the Company granted options to purchase an aggregate of 29,000 shares of common stock to certain employees of the Company at an exercise price of

$14.58 (the closing price on the date of grant). These options will vest in four equal installments on each of the first four anniversaries of the date of grant.

On May 20, 2004, the Company granted options to purchase an aggregate of 20,000 shares of common stock to certain members of the Company's board of directors at an exercise price of $22.57 (the closing price on the date of grant). These options will vest in four equal installments on each of the first four anniversaries of the date of grant.

The Company follows the provisions of APB 25 to account for its stock option plan. The Company provides pro forma disclosure of net income and earnings per share as if the accounting provision of SFAS No. 123 had been adopted. Options granted are exercisable at prices equal to the fair market value of such stock on the dates the options were granted. The fair values of the options were determined on the date of grant using a Black-Scholes option-pricing model. These options were valued based on the following assumptions: an estimated life of five years for all options granted, volatility of 53%, 47%, 63% and 54% for options granted during 2004, 2003, 2002 and 2001, respectively, risk free interest rate of 3.85%, 3.5%, 4.0% and 5.5% for options granted during 2004, 2003, 2002 and 2001, respectively, and no dividend yield for any options granted. The fair value of the 860,000 options to purchase common stock granted on June 12, 2001 is $8.50 per share. The fair value of the 143,500 options to purchase common stock granted on November 26, 2002 is $3.42 per share. The fair value of the 50,000, 12,500 and 29,000 options to purchase common stock granted on May 5, 2003, June 5, 2003 and November 12, 2003 is $3.95 per share, $4.52 per share, and $6.61 per share, respectively. The fair value of the 20,000 options to purchase common stock granted on May 20, 2004 is $11.22 per share.

The following table summarizes stock option activity since January 1, 2003:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding, January 1, 2003	413,500	$ 13.86	$ 6.74
Granted	91,500	$ 10.35	$ 4.87
Exercised	(24,375)	$ 6.06	$ 3.42
Forfeited	(87,250)	$ 12.82	$ 4.66
Outstanding, December 31, 2003	393,375	$ 13.75	$ 6.97
Granted	20,000	$ 22.57	$ 11.22
Exercised	(186,850)	$ 15.15	$ 7.23
Forfeited	(13,500)	$ 16.86	$ 7.82
Outstanding, December 31, 2004	213,025	$ 13.68	$ 6.13
Granted	—	—	—
Exercised	(106,825)	$ 14.12	$ 6.84
Forfeited	(18,800)	$ 9.05	$ 4.99
Outstanding, December 31, 2005	87,400	$13.76	$ 6.78

The following table summarizes certain information about stock options outstanding as of December 31, 2005:

	Options Outstanding, December 31, 2005			Options Exercisable, December 31, 2005	
Range of Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$ 6.06	29,500	$ 6.06	6.9	1,500	$ 6.06
$ 9.98–$14.58	18,750	$13.05	7.7	3,250	$12.81
$18.00–$22.57	39,150	$19.90	6.7	24,150	$18.24
	87,400	$13.76	7.0	28,900	$16.99

17. Restricted Stock Awards

On November 26, 2002, the Company made grants of restricted common stock in the amount of 500,000 shares to its Chief Executive Officer, and 125,000 shares to its President and Chief Operating Officer. The restrictions on these shares will lapse seven years from the date of grant (or earlier upon the death, disability, dismissal without cause or resignation for good reason of the recipient or upon a change of control of the Company). Upon grant of the restricted stock, an amount of unearned compensation equivalent to the market value at the date of grant, or $3,788, was charged to Shareholders' Equity.

On November 12, 2003, the Company made grants of restricted common stock in the amount of 155,000 shares to certain officers and employees of the Company. Of this total,

(dollars in thousands, except per share and per ton data)

75,000 restricted shares were granted to the chief executive officer of the Company and 30,000 restricted shares were granted to the president of General Maritime Management LLC ("GMM"), a wholly owned subsidiary of the Company. The remaining 50,000 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on these shares lapse 25% on each anniversary date from the date of grant and become fully vested after four years. Upon grant of the restricted stock, an amount of unearned compensation equivalent to the market value at the date of grant, or $2,260, was charged to Shareholders' Equity. Through December 31, 2005, restrictions have lapsed on 77,500 of these shares and 5,000 of these shares have been forfeited.

On February 9, 2005, the Company made grants of restricted common stock in the amount of 304,500 shares to certain officers and employees of the Company. Of this total, 150,000, 10,000 and 10,000 restricted shares were granted to the CEO, chief financial officer and chief administrative officer, respectively, of the Company and 50,000 restricted shares were granted to the president of GMM. The remaining 84,500 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on the 150,000 shares granted to the CEO of the Company will lapse on November 16, 2014. The restrictions on the remaining 154,500 shares will lapse as to 20% of these shares on November 16, 2005 and as to 20% of these shares on November 16 of each of the four years thereafter, and will become fully vested on November 16, 2009. Upon grant of the restricted stock, an amount of unearned compensation equivalent to the market value at the date of grant, or $14,631, was charged to Shareholders' Equity. Through December 31, 2005, restrictions have lapsed on 30,100 of these shares and 7,200 of these shares have been forfeited.

On April 6, 2005, the Company granted to the CEO 350,000 shares of restricted common stock, with restrictions on all such shares to lapse on December 31, 2014. Restrictions on the restricted stock will also lapse in full if the CEO is dismissed without cause or resigns for good reason, or upon a change of control of the Company and will lapse on a straight-line basis upon his death or disability. Upon grant of the restricted stock, an amount of unearned compensation equivalent to the market value at the date of grant, or $17,042, was charged to Shareholders' Equity.

On May 26, 2005, the Company granted a total of 4,800 shares of restricted common stock to four of the Company's independent Directors. Restrictions on the restricted stock will lapse, if at all, on May 26, 2006 or the date of the Company's 2006 Annual Meeting of Shareholders, whichever occurs first. Restrictions on each director's stock will also lapse in full upon such director's death or disability or a change of control of the Company. The value of these restricted shares aggregate $206.

On December 21, 2005, the Company made grants of restricted common stock in the amount of 437,500 shares to certain officers and employees of the Company. Of this total, 250,000, 18,000 and 15,000 restricted shares were granted to the CEO, chief financial officer and chief administrative officer, respectively, of the Company and 50,000 restricted shares were granted to the president of GMM. The remaining 104,500 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on the 250,000 shares granted to the CEO of the Company will lapse on November 15, 2015. The restrictions on 93,000 shares (including shares granted to individuals named above, exclusive of the CEO) will lapse as to 20% of these shares on November 15, 2006 and as to 20% of these shares on November 15 of each of the four years thereafter, and will become fully vested on November 15, 2010. The restrictions on the remaining 94,500 shares will lapse as to 25% of these shares on November 15, 2006 and as to 25% of these shares on November 15 of each of the three years thereafter, and will become fully vested on November 15, 2009. Upon grant of the restricted stock, an amount of unearned compensation equivalent to the market value at the date of grant, or $16,879, was charged to Shareholders' Equity.

The following table summarizes the amortization, which will be included in general and administrative expenses, of all of the Company's restricted stock grants as of December 31, 2005:

	2006	2007	2008	2009	2010	Thereafter	Total
Restricted Stock Grant Date:							
November 26, 2002	$ 541	$ 541	$ 541	$ 495	$ —	$ —	$ 2,118
November 12, 2003	281	111	—	—	—	—	392
February 9, 2005	2,613	1,852	1,364	996	738	2,861	10,424
April 6, 2005	1,749	1,749	1,753	1,749	1,749	7,000	15,749
May 26, 2005	82	—	—	—	—	—	82
December 21, 2005	4,537	2,847	2,033	1,485	1,101	4,748	16,751
Total by year	$9,803	$7,100	$5,691	$4,725	$3,588	$14,609	$45,516

18. Stock Repurchase Program

In October 2005, the Company's Board of Directors approved a share repurchase program for up to a total of $200,000 of the Company's common stock. The Board will periodically review the program. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to the restricted payments covenant under the Company's outstanding Senior Notes indenture and restrictions under our 2005 Credit Facility.

Through December 31, 2005, the Company repurchased and retired 677,800 shares of its common stock for $24,771.

19. Legal Proceedings

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operations.

The Company is cooperating in an investigation being conducted by the Office of the U.S. Attorney, District of Delaware with respect to alleged false or inaccurate entries in the log books of the *Genmar Ajax* concerning an alleged violation of the MARPOL protocol, which could possibly be a violation of U.S. law. The Company believes that the investigation may relate to an alleged discharge of waste oil in international waters in excess of permissible legal limits. On December 15, 2004, following a routine Coast Guard inspection, U.S. Coast Guard officials took various documents, logs and records from the vessel for further review and analysis. During 2005, the custodian of records for the *Genmar Ajax* received four subpoenas *duces tecum* requesting supplemental documentation pertaining to the vessel in connection with a pending grand jury investigation, all of which have been complied with. The Company has denied any wrongdoing by us or any of our employees. The Company does not believe that this matter will have a material effect on the Company.

On February 4, 2005, the *Genmar Kestrel* was involved in a collision with the Singapore-flag tanker *Trijata,* which necessitated the trans-shipment of the *Genmar Kestrel's* cargo and drydocking the vessel for repairs. The incident resulted in the leakage of some oil to the sea. Due to a combination of prompt clean up efforts, a light viscosity cargo onboard at the time of collision and favorable weather conditions, the Company believes that the incident resulted in minimal environmental damage and expects that substantially all of the liabilities associated with the incident will be covered by insurance.

For the year ended December 31, 2005, the Company increased its reserve for customer claims by $4,186 in connection with the 24-month time charter contracts for its nine OBO Aframax vessels. These arrangements require that the vessels meet specified speed and bunker consumption standards. The charterer has asserted claims for eight vessels for the first 12 months of their charter that the vessels did not meet these standards during some periods. The charterer may make further claims under the contracts. With the additional increase to the Company's reserves, the Company believes that they are adequate for claims relating to all of these vessels for all periods through December 31, 2005. However, if the charterer is successful in prevailing on these claims, it may be entitled to amounts in excess of the Company's related reserves. The Company intends to contest these claims.

20. Subsequent Events

On January 4, 2006, the Company entered into an agreement to repurchase 4,176,756 of its common shares from Oaktree Capital's OCM Principal Opportunities Fund, L.P. (an entity affiliated with a director of the Company) in a privately negotiated transaction at $37.00 per share for a total purchase price of $154,540. Payment for these shares was fully made by January 18, 2006.

On January 17, 2006, pursuant to the completion of the cash tender offer, the second supplemental indenture entered into in connection with the Senior Notes (the "Second Supplemental Indenture") became operative. The Second Supplemental Indenture amends the indenture under which the Senior Notes were issued (the "Indenture"), to eliminate substantially all of the restrictive covenants and certain default provisions in the Indenture (the "Amendments"). The Amendments are binding upon holders of Senior Notes who did not tender their Senior Notes pursuant to the cash tender offer even though such holders have not consented to the Amendments.

On February 10, 2006, the Company signed contracts to sell its nine OBO Aframax vessels which were held for sale as of December 31, 2005 to a single purchaser for an aggregate purchase price of $247,500. These sales are expected to result in a gain on sale of vessels of approximately $16,600. This gain will be recognized during 2006 as the vessels are delivered to their new owner.

In connection with the sale of the OBO Aframax vessels, management determined one technical management office outside the U.S. would adequately service its current fleet and as such decided to close its office in Piraeus, Greece, operated by General Maritime Management (Hellas) Ltd. The Company currently anticipates that this office will cease its operations by July 2006 and estimates that the cost of closing this office to be approximately $1,500, primarily attributable to employee severance costs, as well as professional fees and the rent associated with the remainder of the lease which expires at the end of 2006. The Company anticipates that approximately $800 of this total expected cost, which will be a component of general and administrative expense on the Company's statement of operations, will be recognized during the first quarter of 2006, with the remainder recognized as a component of general and administrative expense on the Company's statement of operations later in 2006. The Company estimates that substantially all of these costs will result in future cash expenditures.

On February 21, the Company's board of directors announced that the Company will be paying a quarterly dividend of $2.00 per share on or about March 17, 2006 to the shareholders of record as of March 3, 2006. The aggregate amount of the dividend is expected to be $68,100, which we

Supplementary Data

Quarterly Results of Operations (Unaudited)

(in thousands, except per share amounts)

	2005 Quarter Ended				2004 Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
Voyage revenues	$161,642	$135,475	$114,403	$156,381	$171,588	$140,229	$156,261	$233,213
Operating income	76,376	39,670	16,630	161,267	87,981	51,461	72,260	149,160
Net income	68,491	32,061	7,177	104,628	78,274	41,685	54,622	140,528
Earnings per common share:								
Basic	$ 1.84	$ 0.86	$ 0.19	$ 2.83	$ 2.12	$ 1.13	$ 1.47	$ 3.79
Diluted	$ 1.80	$ 0.84	$ 0.19	$ 2.78	$ 2.08	$ 1.10	$ 1.44	$ 3.70
Weighted average shares outstanding:								
Basic	37,216	37,237	37,273	36,932	36,991	37,032	37,051	37,121
Diluted	38,062	38,066	38,076	37,619	37,672	37,779	37,875	37,942

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. General Maritime Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of General Maritime Corporation;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of General Maritime Corporation's management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of General Maritime Corporation's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework." Based on our assessment and those criteria, management believes that General Maritime Corporation maintained effective internal control over financial reporting as of December 31, 2005.

General Maritime Corporation's independent registered public accounting firm has audited and issued their report on management's assessment of General Maritime Corporation's internal control over financial reporting, which appears below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
General Maritime Corporation
New York, New York

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that General Maritime Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 and our report dated March 13, 2006 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
New York, New York
March 13, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
General Maritime Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of General Maritime Corporation and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Maritime Corporation and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
March 13, 2006
New York, New York

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, Holders and Dividends

Our common stock has traded on the New York Stock Exchange under the symbol "GMR" since our initial public offering on June 12, 2001. The following table sets forth for the periods indicated the high and low prices for the common stock as of the close of trading as reported on the New York Stock Exchange:

	High	Low
Fiscal Year Ended December 31, 2005		
1st Quarter	$52.00	$35.95
2nd Quarter	$50.07	$40.75
3rd Quarter	$45.49	$34.15
4th Quarter	$41.22	$33.15
Fiscal Year Ended December 31, 2004		
1st Quarter	$ 25.55	$ 17.61
2nd Quarter	$ 27.58	$ 18.51
3rd Quarter	$ 35.53	$ 24.61
4th Quarter	$ 49.21	$ 33.86

As of December 31, 2005, there were approximately 121 holders of record of our common stock.

On January 26, 2005, our board of directors initiated a cash dividend policy. Under the policy, we plan to declare quarterly dividends to shareholders in April, July, October and February of each year based on our EBITDA after interest expense and reserves, as established by the board of directors. During 2005, we paid $110.4 million of cash dividends. Our 2005 Credit Facility imposes limitations on the payment of dividends. See "Dividend Policy" under the heading "Liquidity and Capital Resources" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

During the year ended December 31, 2005, we repurchased 677,800 shares of our common stock for $24.7 million (average per share purchase price of $36.55) pursuant to our share repurchase program.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Dollar Amount as Part of Publicly Announced Plans or Programs	Maximum Dollar Amount That May Yet Be Purchased Under the Plans or Programs
Oct. 1, 2005–Oct. 31, 2005	270,000	$36.70	$ 9,907,669	$190,092,331
Nov. 1, 2005–Nov. 31, 2005	407,800	$36.45	14,863,652	175,228,679
Dec. 1, 2005–Dec. 31, 2005	—	$ —	—	—
Total	677,800	$36.55	$24,771,321	$175,228,679

Corporate Information

Executive Team

Peter C. Georgiopoulos
Chairman, Chief Executive Officer and President
General Maritime Corporation

John P. Tavlarios
President and Chief Executive Officer
General Maritime Management LLC and Director

Jeffrey D. Pribor
Executive Vice President and Chief Financial Officer
General Maritime Corporation

John C. Georgiopoulos
Executive Vice President, Chief Administrative Officer,
Treasurer and Secretary
General Maritime Corporation

Board of Directors

Peter C. Georgiopoulos
Chairman, President and Chief Executive Officer
General Maritime Corporation

John P. Tavlarios
President and Chief Executive Officer
General Maritime Management LLC

William J. Crabtree[1][2][3]
Tax Consultant

Rex W. Harrington[1]
Chairman of the Advisory Board
Liberian International Ship and Corporate Registry

John O. Hatab[1]
Principal
Pelham Capital Associates

Stephan A. Kaplan
Principal
Oaktree Capital Management, LLC.

Peter S. Shaerf[2][3]
Managing Director
AMA Capital Partners

(1) member Audit Committee (2) member Compensation Committee
(3) member Nominating Committee

Corporate Offices

General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600
www.generalmaritimecorp.com

Stock Listing

General Maritime Corporation's common stock is traded on the New York Stock Exchange under the symbol GMR.

	Price Range of Common Stock	
	High	Low
December 31, 2005	$ 41.22	$ 33.15
September 30, 2005	$ 45.49	$ 34.15
June 30, 2005	$ 50.07	$ 40.75
March 31, 2005	$ 52.00	$ 35.95
December 31, 2004	$ 49.21	$ 33.86
September 30, 2004	$ 35.53	$ 24.61
June 30, 2004	$ 27.58	$ 18.51
March 31, 2004	$ 25.55	$ 17.61

Transfer Agent

Mellon Investor Services LLC
44 Wall Street, 7th Floor
New York, New York 10005

Legal Counsel

Kramer Levin Naftalis & Frankel LLP
1177 6th Avenue
New York, New York 10036
(212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

Independent Auditors

Deloitte and Touche
1633 Broadway
New York, New York 10019
(212) 489-1600

Investor Relations Contact

Jeffrey D. Pribor
General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

Notice of Annual Meeting

General Maritime Corporation will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 6th Avenue, New York, New York 10036 at 10:00 am on May 18, 2006.

designed by curran & connors, inc. / www.curran-connors.com

GENERAL MARITIME CORPORATION

99 Park Avenue

New York, New York 10171

.763.5600

www.generalmaritimecorp.com